OSLER, HOSKIN & HARCOURT

Osler, Hoskin & Harcourt LLP
Barristers & Solicitors
1000 de La Gauchetière Street West, Suite 2100, Montréal, Québec, Canada H3B 4W5
T 514·904·8100 F 514·904·8101 osler.com
[redacted] CALGARY NEW YORK

File No. 82-3764

04036694

François Paradis
Direct Dial: (514) 904-5366
fparadis@osler.com
Our Matter Number: 1034079

September 3, 2004

Division of Corporation Finance
SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Attention: Office of International Corporate Finance

Ladies and Gentlemen:

Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act of 1934 (the "Exchange Act")</u>

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its security holders since June 17, 2004. For your convenience, a list of these documents is provided in the attached schedule.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid envelope to our messenger who has been instructed to wait.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,

François Paradis

FP:sc

cc: Ms. Mary Cascio *(without attachments)*
Ms. Vanessa Fontana *(with attachments)*

dlw 9/9

MONTREAL:276021.1

OSLER,
HOSKIN &
HARCOURT

File No. 82-3764

SCHEDULE
(09/03/04)

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated September 26, 2003 requesting an exemption from the registration and reporting requirements of the Exchange Act pursuant to Rule 12g3-2(b) under the Exchange Act.

	Document type	Date of filing	
		SEDAR	Schedule "A" reference number
4.	**INFORMATION RELATING TO CHANGES IN SHARE CAPITAL AND MATERIAL TRANSACTIONS**		
1.	Prospectus Pricing Supplement No. 8 dated June 18, 2004 - English	June 18, 2004	4.4
2.	Acceptance of Prospectus Supplement No. 8	July 5, 2004	4.4
3.	Prospectus Pricing Supplement No. 9 dated July 14, 2004	July 14, 2004	4.4
4.	Acceptance of Prospectus Supplement No. 9	July 28, 2004	4.4
5.	Prospectus Pricing Supplement No. 10 dated August 19, 2004	August 20, 2004	4.4
6.	Press Release – Third Quarter Financial Results	August 26, 2004	3.1
7.	Management's Discussion and Analysis – Third Quarter 2004	August 26, 2004	2.1
8.	Interim Financial Statements – Third Quarter 2004	August 26, 2004	2.1
9.	Form 52-109FT2 - Certification of Interim Filings – CFO	August 26, 2004	2.1
10.	Form 52-109FT2 – Certification of Interim Filings – CEO	August 26, 2004	2.1
11.	Confirmation of the Sending of Quarterly Report (Third Quarter) of all Registered Holders	August 27, 2004	2.1

File No. 82-3764

This pricing supplement together with the short form shelf prospectus dated July 14, 2003, to which it relates, as amended or supplemented, and each document incorporated by reference therein (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence.

The Notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No.8 dated June 18, 2004.

(to the short form shelf prospectus dated July 14, 2003)

NATIONAL BANK OF CANADA

NBC Ex-Tra Total Return Linked Notes Due 2014

Capitalized terms not otherwise defined in this pricing supplement have the meanings attributed to them in the Prospectus.

SERIES:	Series 2004-06 Notes	CUSIP No.:	633067624
		ISIN No.:	CA6330676249
ISSUE SIZE:	Minimum 150,000 Notes (CDN$15,000,000) Maximum 350,000 Notes (CDN$35,000,000)		
INITIAL INDEX VALUE:	CDN$99 per Note		
ISSUE AND DELIVERY DATE:	June 29, 2004		
NET PROCEEDS TO BANK:	Minimum CDN$14,850,000 Maximum CDN$34,650,000 (if all the Notes are sold and excluding expenses of issue)		
NUMBER OF NOTES OF ALL SERIES OUTSTANDING:	1,394,442 (excluding those described in this Pricing Supplement)		
MATURITY DATE:	July 2, 2014		
MANAGEMENT FEE:	1.00% per annum		
SERVICE FEE:	1.00% per annum		

National Bank Financial Inc., the Agent, is an indirect wholly-owned subsidiary of National Bank of Canada (the "Bank"). As a result, the Bank is a related issuer of National Bank Financial Inc. In connection with this offering, no benefit other than the Agent's fee will be received by National Bank Financial Inc.

Recent Development Relating to the Program

Under the heading "The Program – Determination of the Net Asset Value of the Program and the Net Asset Value per Unit" of the Prospectus, the Bank has indicated that an independent auditor has been retained on behalf of Noteholders to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value. The scope of the audit with respect to the Program has been amended by the Bank; only the NAV per Unit and the Index Value will continue to be subject to a semi-annual audit. The semi-annual audits of the financial statements of the Program have been discontinued.

Documents Incorporated by Reference

There are no documents, other then those specifically listed in the Prospectus or any amendment or supplement delivered herewith, filed with the Superintendent of Financial Institutions and the securities regulatory authorities in each province and territory of Canada which need to be incorporated by reference and form an integral part of the Prospectus other than:

a) the Annual Information Form of the Bank dated November 28, 2003;

b) the Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2003, together with the Auditors' Report thereon, which include comparative audited consolidated financial statements for the year ended October 31, 2002 and management's discussion and analysis as contained in the Bank's Annual Report for the year ended October 31, 2003;

c) the Management Proxy Circular dated January 22, 2004 in connection with the Bank's annual meeting of shareholders held on March 10, 2004, excluding those portions which, pursuant to National Instrument 44-101 of the securities regulatory authorities, are not required to be incorporated by reference;

d) the First Quarterly Report to shareholders of the Bank for the quarter ended January 31, 2004 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended January 31, 2004 and 2003; NS

e) the Second Quarterly Report to shareholders of the Bank for the quarter ended April 30, 2004 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended April 30, 2004 and 2003.

File No. 82-3764

National Bank of Canada

12g3-2(b) Submission

English summary of the acceptance of prospectus supplement received on June 29, 2004

We acknowledge receipt of the price fixing supplement no. 8 dated June 29, 2004 to the final short form prospectus of the National Bank of Canada dated July 15, 2003, qualifying the offering of the NBC Ex-Tra Total Return Linked Notes due July 2, 2014. This document now forms part of the public files of the *Agence nationale d'encadrement du secteur financier* (also known under the name "Autorité des marchés financiers").

Yours truly,

[signature]

File No. 82-3764

AUTORITÉ
DES MARCHÉS
FINANCIERS
Direction du marché
des capitaux

NUMÉRO DE PROJET SÉDAR: 528867

DOSSIER N° : 2026

Montréal le 30 juin 2004

Banque Nationale du Canada

Objet : Supplément de fixation du prix
Reçu le 29 juin 2004

Messieurs,

Nous accusons

réception du supplément de fixation du prix n°8 daté du 29 juin 2004 au prospectus simplifié définitif de Banque Nationale du Canada daté du 15 juillet 2003, visant le placement de billets liés au rendement total de la BNC ExTra échéant le 2 juillet 2014. Ce document fait maintenant partie des dossiers publics de l'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers »).

Veuillez agréer, Messieurs, l'expression de nos salutations distinguées.

(s) Nicole Berthelette
Nicole Berthelette
Agent vérificateur

NB/ale

Agence nationale d'encadrement du secteur financier
800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155

File No. 82-3764

This pricing supplement together with the short form shelf prospectus dated July 14, 2003, to which it relates, as amended or supplemented, and each document incorporated by reference therein (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence.

The Notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No.9 dated July 14, 2004.

(to the short form shelf prospectus dated July 14, 2003)

NATIONAL BANK OF CANADA

NBC Ex-Tra Total Return Linked Notes Due 2014

Capitalized terms not otherwise defined in this pricing supplement have the meanings attributed to them in the Prospectus.

SERIES:	Series 2004-07 Notes	CUSIP No.: ISIN No.:	633067616 CA6330676165
ISSUE SIZE:	Minimum 120,000 Notes (CDN$12,000,000) Maximum 300,000 Notes (CDN$30,000,000)		
INITIAL INDEX VALUE:	CDN$99 per Note		
ISSUE AND DELIVERY DATE:	July 27, 2004		
NET PROCEEDS TO BANK:	Minimum CDN$11,880,000 Maximum CDN$29,700,000 (if all the Notes are sold and excluding expenses of issue)		
NUMBER OF NOTES OF ALL SERIES OUTSTANDING:	1,613,052 (excluding those described in this Pricing Supplement)		
MATURITY DATE:	July 28, 2014		
MANAGEMENT FEE:	1.00% per annum		
SERVICE FEE:	1.00% per annum		

National Bank Financial Inc., the Agent, is an indirect wholly-owned subsidiary of National Bank of Canada (the "Bank"). As a result, the Bank is a related issuer of National Bank Financial Inc. In connection with this offering, no benefit other than the Agent's fee will be received by National Bank Financial Inc.

Recent Development Relating to the Program

Under the heading "The Program – Determination of the Net Asset Value of the Program and the Net Asset Value per Unit" of the Prospectus, the Bank has indicated that an independent auditor has been retained on behalf of Noteholders to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value. The scope of the audit with respect to the Program has been amended by the Bank; only the NAV per Unit and the Index Value will continue to be subject to a semi-annual audit. The semi-annual audits of the financial statements of the Program have been discontinued.

Documents Incorporated by Reference

There are no documents, other then those specifically listed in the Prospectus or any amendment or supplement delivered herewith, filed with the Superintendent of Financial Institutions and the securities regulatory authorities in each province and territory of Canada which need to be incorporated by reference and form an integral part of the Prospectus other than:

a) the Annual Information Form of the Bank dated November 28, 2003;

b) the Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2003, together with the Auditors' Report thereon, which include comparative audited consolidated financial statements for the year ended October 31, 2002 and management's discussion and analysis as contained in the Bank's Annual Report for the year ended October 31, 2003;

c) the Management Proxy Circular dated January 22, 2004 in connection with the Bank's annual meeting of shareholders held on March 10, 2004, excluding those portions which, pursuant to National Instrument 44-101 of the securities regulatory authorities, are not required to be incorporated by reference;

d) the First Quarterly Report to shareholders of the Bank for the quarter ended January 31, 2004 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended January 31, 2004 and 2003; NS

e) the Second Quarterly Report to shareholders of the Bank for the quarter ended April 30, 2004 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended April 30, 2004 and 2003.

File No. 82-3764

National Bank of Canada

12g3-2(b) Submission

English summary of the acceptance of prospectus supplement received on July 14, 2004

We acknowledge receipt of the price fixing supplement no. 9 dated July 14, 2004 to the final short form prospectus of the National Bank of Canada dated July 15, 2003, qualifying the offering of the NBC Ex-Tra Total Return Linked Notes due July 28, 2014. This document now forms part of the public files of the *Agence nationale d'encadrement du secteur financier* (also known under the name "Autorité des marchés financiers").

Yours truly,

[signature]

AUTORITÉ DES MARCHÉS FINANCIERS

NUMÉRO DE PROJET SÉDAR: 528867

DOSSIER N° : 2026

Montréal le 28 juillet 2004

Banque Nationale du Canada

Objet : Supplément de fixation du prix
Reçu le 14 juillet 2004

Messieurs,

Nous accusons

réception du supplément de fixation du prix n°9 daté du 14 juillet 2004 au prospectus simplifié définitif de Banque Nationale du Canada daté du 15 juillet 2003, visant le placement de billets liés au rendement total de la BNC ExTra échéant le 28 juillet 2014. Ce document fait maintenant partie des dossiers publics de l'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers »).

Veuillez agréer, Messieurs, l'expression de nos salutations distinguées.

(s) Nicole Berthelette
Nicole Berthelette
Agent vérificateur

NB/ale

Agence nationale d'encadrement du secteur financier
800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155

This pricing supplement together with the short form shelf prospectus dated July 14, 2003, to which it relates, as amended or supplemented, and each document incorporated by reference therein (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence.

The Notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No.10 dated August 19, 2004.

(to the short form shelf prospectus dated July 14, 2003)

NATIONAL BANK OF CANADA

NBC Ex-Tra Total Return Linked Notes Due 2014

Capitalized terms not otherwise defined in this pricing supplement have the meanings attributed to them in the Prospectus.

SERIES:	Series 2004-08 Notes	CUSIP No.: ISIN No.:	633067 59 0 CA 6330675902
ISSUE SIZE:	Minimum 80,000 Notes (CDN$8,000,000) Maximum 160,000 Notes (CDN$16,000,000)		
INITIAL INDEX VALUE:	CDN$99 per Note		
ISSUE AND DELIVERY DATE:	August 31, 2004		
NET PROCEEDS TO BANK:	Minimum CDN$7,920,000 Maximum CDN$15,840,000 (if all the Notes are sold and excluding expenses of issue)		
NUMBER OF NOTES OF ALL SERIES OUTSTANDING:	1,794,422 (excluding those described in this Pricing Supplement)		
MATURITY DATE:	September 2, 2014		
MANAGEMENT FEE:	1.00% per annum		
SERVICE FEE:	1.00% per annum		

National Bank Financial Inc., the Agent, is an indirect wholly-owned subsidiary of National Bank of Canada (the "Bank"). As a result, the Bank is a related issuer of National Bank Financial Inc. In connection with this offering, no benefit other than the Agent's fee will be received by National Bank Financial Inc.

Recent Development Relating to the Program

Under the heading "The Program – Determination of the Net Asset Value of the Program and the Net Asset Value per Unit" of the Prospectus, the Bank has indicated that an independent auditor has been retained on behalf of Noteholders to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value. The scope of the audit with respect to the Program has been amended by the Bank; only the NAV per Unit and the Index Value will continue to be subject to a semi-annual audit. The semi-annual audits of the financial statements of the Program have been discontinued.

Documents Incorporated by Reference

There are no documents, other then those specifically listed in the Prospectus or any amendment or supplement delivered herewith, filed with the Superintendent of Financial Institutions and the securities regulatory authorities in each province and territory of Canada which need to be incorporated by reference and form an integral part of the Prospectus other than:

a) the Annual Information Form of the Bank dated November 28, 2003;

b) the Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2003, together with the Auditors' Report thereon, which include comparative audited consolidated financial statements for the year ended October 31, 2002 and management's discussion and analysis as contained in the Bank's Annual Report for the year ended October 31, 2003;

c) the Management Proxy Circular dated January 22, 2004 in connection with the Bank's annual meeting of shareholders held on March 10, 2004, excluding those portions which, pursuant to National Instrument 44-101 of the securities regulatory authorities, are not required to be incorporated by reference;

d) the First Quarterly Report to shareholders of the Bank for the quarter ended January 31, 2004 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended January 31, 2004 and 2003; NS

e) the Second Quarterly Report to shareholders of the Bank for the quarter ended April 30, 2004 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended April 30, 2004 and 2003.

File No. 82-3764

For immediate release

National Bank announces net income of $167 million for the third quarter of 2004 versus $162 million for the corresponding period of 2003

- **Earnings per share up 7% to $0.95**
- **Credit losses down to $31 million**
- **Return on common shareholders' equity of 17.2%**
- **Dividend of $0.38 per share declared**

	For the quarter ended July 31		
Net income	**2004**	**2003**	**%**
Personal and Commercial	95	92	+ 3
Wealth Management	23	22	+ 5
Financial Markets	54	53	+ 2
Other	(5)	(5)	
Total	167	162	+ 3
Earnings per share	$0.95	$0.89	+ 7
Return on common shareholders' equity	17.2%	17.3%	

	For the nine months ended July 31		
Net income	**2004**	**2003**	**%**
Personal and Commercial	291	265	+ 10
Wealth Management	80	60	+ 33
Financial Markets	185	154	+ 20
Other	(23)	(13)	
Total	533	466	+ 14
Earnings per share	$2.99	$2.50	+ 20
Return on common shareholders' equity	18.4%	16.6%	

MONTREAL, August 26, 2004 – National Bank earned net income of $167 million in the third quarter ended July 31, 2004, compared to $162 million in the corresponding quarter of 2003. Earnings per share amounted to $0.95 for the quarter, an increase of 7% over $0.89 in the third quarter of 2003, the highest quarterly earnings per share in fiscal 2003. Return on common shareholders' equity was 17.2% for the third quarter of 2004, compared to 17.3% for the same period of 2003.

All of the Bank's operating segments contributed to the quarter's earnings and helped boost the Bank's net income over the corresponding quarter of 2003.

At $95 million, net income for the Personal and Commercial segment in the third quarter of 2004 was up $3 million or 3% from the corresponding quarter of 2003.

Lower credit losses and 6% growth in loan volumes over the year-earlier period had a favourable impact on this segment's performance. These positive factors were partly offset by a narrower spread and by investments made to better serve clients.

The Wealth Management segment declared net income of $23 million for the quarter, an increase of 5% over the $22 million posted in the third quarter of 2003. Off balance sheet savings under administration were up 13% over the third quarter of 2003 to $56.3 billion as at July 31, 2004.

Net income for the Financial Markets segment was $54 million, up 2% from $53 million a year earlier. Lower trading revenues were offset by higher corporate financing revenues and lower credit losses.

For the nine months ended July 31, 2004, the Bank recorded net income of $533 million as against $466 million for the same period last year, for growth of 14%. At $2.99, earnings per share for the first nine months of fiscal 2004 were up 20% from $2.50 for the year-earlier period. Return on common shareholders' equity was 18.4% for the period compared to 16.6% for the first nine months of fiscal 2003.

As at July 31, 2004, the specific and general allowances for credit risk exceeded gross impaired loans by $186 million versus $165 million as at April 30, 2004 and $154 million as at October 31, 2003. The $21 million decrease from the previous quarter was largely attributable to the Financial Markets segment. The general allowance for credit risk remained at $385 million as at July 31, 2004.

Tier 1 and total capital ratios were 9.5% and 13.0%, respectively, as at July 31, 2004 compared to 9.6% and 13.2% as at April 30, 2004 and 9.6% and 13.4% as at October 31, 2003. As at July 31, 2004, the Bank repurchased 7.7 million common shares for cancellation under the normal course issuer bid for the repurchase of up to 8.7 million common shares.

Commenting on the Bank's third-quarter results, Réal Raymond, President and Chief Executive Officer, expressed satisfaction with this performance. "Once again, all three of the Bank's business segments contributed to growing our earnings. The volume of new loans generated by our various partnerships is up significantly, the quality of our loan portfolio remains strong, driving down credit losses, and we remain committed to pursuing our annual objectives and maximizing shareholder value."

	Objectives	**Results Q3 2004**	**Results 9 months ended July 31, 2004**
Growth in earnings per share	5% - 10%	7%	20%
Return on common shareholders' equity (ROE)	15% - 17%	17.2%	18.4%
Tier 1 capital ratio	8.75% - 9.50%	9.5%	9.5%
Dividend payout ratio	35% - 45%	34%	34%

MANAGEMENT'S DISCUSSION AND ANALYISIS OF FINANCIAL CONDITION AND OPERATING RESULTS

The following text presents management's analysis of the Bank's financial condition and operating results as presented in the unaudited consolidated financial statements for the third quarter and the nine-month period ended July 31, 2004.

Analysis of Results

Operating Results

For the third quarter ended July 31, 2004, National Bank earned net income of $167 million, compared to $162 million for the same period one year earlier. Quarterly earnings per share reached $0.95, compared to $0.89 for the third quarter of 2003, an increase of 7%. Return on common shareholders' equity was 17.2%, as against 17.3% for the quarter ended July 31, 2003.

For the nine-month period ended July 31, 2004, net income totalled $533 million, compared to $466 million for the same period of 2003, an increase of 14%. At $2.99, earnings per share for the first nine months of 2004 were up 20% from $2.50 per share for the corresponding period one year earlier. Finally, return on common shareholders' equity, at 18.4%, was ahead of the 16.6% result recorded for the first nine months of 2003.

Results by Segment

Since the beginning of fiscal 2004, the Bank has measured the results of its operating segments in terms of actual losses rather than expected losses. Prior year figures have been restated to comply with the current year presentation.

Personal and Commercial

For the third quarter of 2004, net income for the Personal and Commercial segment amounted to $95 million, up 3% from $92 million for the same period of 2003. This increase in net income reflects growth in the volume of loans and the decrease in credit losses, partly offset by a narrower spread and the investments required in order to serve customers.

At $324 million, net interest income for the quarter rose $9 million, or 3%, as against the third quarter of 2003. The average volume of loans and acceptances climbed 6% to $40.2 billion, generating an additional $18 million in net interest income compared to the same period one year earlier. However, due to the lower interest rates in the third quarter of 2004 compared to the same quarter of 2003, which trims the spread on deposits, and to the change in the mix of products chosen by customers, the spread narrowed 8 basis points between the third quarter of 2003 and the same quarter of 2004, pushing net interest income down $9 million for the period.Other income was up $2 million or 1% over the same period of 2003, to $167 million.

Operating expenses for the quarter were $311 million, as against $296 million for the same period of 2003. The increase was divided mainly between compensation and the cost of technological investments.

For the first nine months of fiscal 2004, net income for the Personal and Commercial segment amounted to $291 million, up 10% from the $265 million reported for the corresponding period of 2003. This improvement is explained by the increase of more than 4% in the volume of loans and acceptances, growth of more than 4% in other income and the decrease in credit losses, which fell from $115 million in the first nine months of 2003 to $97 million for the same period of 2004.

Wealth Management

Lower security prices on the principal trading floors resulted in a reduced trading volume, which pushed Wealth Management net income back to the level observed from the third quarter of 2003 to the first quarter of 2004. Net income for the segment amounted to $23 million for the third quarter of 2004, compared to $22 million for the same period one year earlier.

Total revenues grew to $172 million in the third quarter of 2004 from $166 million in the same period of 2003, an increase of nearly 4%. Most of the increase derived from mutual fund and portfolio management revenues.

Operating expenses totalled $135 million for the third quarter of 2004, as against $132 million for the same period of 2003, an increase of 2%. The efficiency ratio nonetheless improved, from 79.5% in the third quarter of 2003 to 78.5% this quarter.

For the nine months ended July 31,l 2004, net income for the Wealth Management segment reached $80 million, compared to $60 million for the same period of 2003, with revenues growing 16% and operating expenses increasing 13%.

Financial Markets

Net income for the Financial Markets segment amounted to $54 million for the third quarter of 2004, as against $53 million for the year-earlier period. The increase was largely attributable to lower credit losses.

The segment posted revenues of $225 million for the quarter compared to $232 million for the corresponding quarter of 2003. Corporate financing activities grew substantially, and revenues generated by these activities accounted for more than half of the segment's revenues for the third quarter of 2004, versus 30% for the same period of 2003. The significant increase in corporate financing revenues was offset by decreases in both trading and asset and liability management revenues.

	Q3 2004	Q3 2003	First nine months 2004	First nine months 2003
Trading Revenues				
(millions of dollars)				
Financial Markets				
Interest rate	12	15	46	68
Equity	31	51	131	102
Commodities and foreign exchange	9	16	22	38
	52	**82**	**199**	**208**
Other segments	1	3	5	9
Total	**53**	**85**	**204**	**217**
Net interest income	40	(35)	(23)	(8)
Other income	2	117	211	199
Taxable equivalent [(1)]	11	3	16	26
Total	**53**	**85**	**204**	**217**

[(1)] See Note 10 (1).

Operating expenses were $127 million for the quarter, down $2 million compared to $129 million for the year-earlier period.

The provision for credit losses declined more than 40% from the third quarter of 2003 to $12 million in the third quarter of 2004.

For the first nine months of fiscal 2004, the Financial Markets segment generated net income of $185 million, a 20% increase over the same period last year, despite a $9 million or 20% rise in credit losses. The reason for the increase is twofold: first, revenues climbed 13%, fuelled by a resurgence in corporate financing activities and the solid performance of Treasury, to reach $741 million. Second, the efficiency ratio improved, going from 56.9% for the first nine months of 2003 to 53.3% for the corresponding period of 2004.

Other

The net loss for the "Other" heading of results by segment totalled $5 million for the third quarter of 2004, unchanged year over year.

The cumulative net loss for fiscal 2004 for the "Other" heading of results by segment was $23 million as against $13 million for the same period of 2003. The higher net loss was due to lower net interest income on excess capital, mainly resulting from the common share repurchase programs.

Consolidated Results

Revenues

Total revenues for the third quarter of 2004 stood at $858 million, up slightly from the $851 million posted in the corresponding quarter of 2003.

Net interest income totalled $390 million for the period, as against $305 million for the year-earlier period, an increase of $85 million or 28%. Net interest income for the Financial Markets segment accounted for $83 million of the increase, attributable to higher corporate financing fees and less interest paid on indexed deposits in a trading portfolio, because of lower trading revenues in the portfolio. Moreover, net interest income at Personal and Commercial grew by $9 million or 3%, to $324 million for the third quarter of 2004. This improvement was largely driven by higher volumes for loans and acceptances, offset, in part, by a narrower spread.

Other income for the third quarter of 2004 amounted to $468 million, down $78 million compared to $546 million for the corresponding quarter of 2003. The decrease was primarily attributable to lower trading revenues this quarter. In fact, the portion of trading revenues recorded in other income fell $115 million versus the third quarter of 2003. However, due to interest paid on trading activities recorded in net interest income, total trading revenues for the quarter declined $40 million. Financial market fees, totalling $152 million for the quarter, climbed $14 million or 10%. This growth was chiefly due to corporate financing activities, since individuals retreated from financial markets, generating fewer commissions this quarter compared to the year-earlier period. Gains on investment account securities were up $19 million to $12 million in the third quarter of 2004. Finally, revenues from trust services and mutual funds, amounting to $62 million for the quarter, were ahead $10 million or 19%. This growth was attributable to the Correspondent Network, investment management and the increase in mutual fund assets under management.

For the first nine months of fiscal 2004, total revenues were $2,655 million compared to $2,459 million for the corresponding period of 2003, an increase of 8%. Excluding the "Other" heading, slightly more than 25% of the increase was derived from Personal and

Commercial banking activities, approximately 35% from Wealth Management and the remainder, almost 40%, from revenues at Financial Markets.

Operating Expenses

Operating expenses for the quarter totalled $586 million, an increase of $29 million, compared to $557 million for the same quarter of 2003. Salaries and staff benefits, which amounted to $325 million for the quarter and accounted for approximately 55% of expenses, were stable year over year. The increase in operating expenses was mainly attributable to technology improvement initiatives as demonstrated by the $9 million rise in expenses for computers and equipment, which totalled $81 million, as well as the $12 million increase in professional fees, which amounted to $42 million for the quarter. Finally, other expenses were up $11 million due to the provision for capital tax and marketing expenses.

For the first nine months of fiscal 2004, operating expenses were $1,767 million as against $1,634 million for the same period of 2003. More than 60% of the $133 million increase was attributable to compensation, particularly variable compensation. At 64.9%, the efficiency ratio was stable over the first nine months of 2004 compared to the year-earlier period.

Risk Management

Credit Risk

The provision for credit losses for the quarter was $31 million compared to $45 million for the corresponding quarter of 2003. Credit losses declined $9 million at Financial Markets and $3 million at Personal and Commercial. On an annualized basis, credit losses for the quarter represent 29 basis points of loans and acceptances volume.

For the first nine months of fiscal 2004, credit losses amounted to $94 million, down $33 million or 26% versus the same period a year earlier.

As at July 31, 2004, allowances for credit losses exceeded impaired loans by $186 million as against $154 million as at October 31, 2003 and $172 million as at July 31, 2003. Since the start of fiscal 2004, impaired loans have declined $37 million for Corporate Banking, $13 million for Real Estate and $14 million for consumer and small business loans, whereas they have increased $20 million for Commercial.

The ratio of gross private impaired loans to total tangible capital and allowances was excellent at 12.4% as at July 31, 2004 versus 13.0% as at October 31, 2003 and 13.2% as at July 31, 2003.

Market Risk – Trading Activities

The VaR (Value-at-Risk) method is one of the main tools used in managing trading-related market risk. The VaR measure is based on a 99% confidence level and uses two years of historical data for its computation. Market risk management is described in more detail on page 59 of the 2003 Annual Report.

The following table entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, commodities and equity price.

Trading Activities [1]

(millions of dollars)

Global VaR by risk category	For the quarter ended July 31, 2004				For the quarter ended April 30, 2004			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(4.8)	(6.5)	(4.3)	(2.2)	(5.9)	(7.2)	(4.4)	(2.9)
Foreign exchange	(0.9)	(3.2)	(1.4)	(0.2)	(1.3)	(2.4)	(1.2)	(0.5)
Equity	(4.8)	(5.6)	(3.1)	(1.1)	(2.3)	(3.3)	(2.1)	(1.6)
Commodities	(0.9)	(1.0)	(0.7)	(0.6)	(0.5)	(0.5)	(0.4)	(0.3)
Correlation effect[2]	4.0	8.7	4.5	1.4	4.5	7.0	3.9	2.2
Global VaR	**(7.4)**	**(7.6)**	**(5.0)**	**(2.7)**	**(5.5)**	**(6.4)**	**(4.2)**	**(3.1)**

[1] Amounts are presented on a pre-tax basis and represent one-day VaR.
[2] The correlation effect is the result of the diversification of types of risk.

Balance Sheet

As at July 31, 2004, the Bank's total assets stood at $83.7 billion, compared to $82.4 billion as at October 31, 2003. Loans and acceptances rose $2.5 billion, while cash resources, securities and securities purchased under reverse repurchase agreements declined $1.3 billion. The table below presents the main portfolios.

Average monthly volumes *(millions of dollars)*	July 2004	October 2003
Loans and acceptances*		
Residential mortgages	19,228	18,105
Consumer loans	6,118	5,193
Credit card receivables	1,609	1,525
Business loans	17,671	18,143
	44,626	**42,966**
Deposits		
Personal (balance)	23,888	23,512
Off-balance sheet personal savings (balance)	56,283	51,525
Business	10,825	10,533

*including securitized assets

As at July 31, 2004, residential mortgages were up $1.1 billion or 6% from October 31, 2003 to $19.2 billion. Consumer loans, which stood at $6.1 billion, have risen close to 18% since the beginning of fiscal 2004. Excluding indirect loans, this strong growth, which was mainly due to partnership volumes, would have been 21%. Credit card receivables have increased 5.5% since the beginning of the fiscal year to $1.6 billion as at July 31, 2004. Business loans and acceptances totalled $17.7 billion as against $18.1 billion at the end of fiscal 2003. Corporate loans were down $600 million, while small business loans and acceptances posted an increase of close to $200 million or 1%.

Personal deposits have grown by approximately $400 million or 1.6% since October 31, 2003 to $23.9 billion. As at July 31, 2004, off-balance sheet savings administered by the Bank totalled $56.3 billion, for an increase of $4.8 billion or 9% since the end of fiscal 2003. More than half of the increase was attributable to savings administered by brokerage subsidiaries. Of the remainder, $1.1 billion stemmed from mutual funds which posted a 14% increase. Lastly, the savings products administered by National Bank Trust have risen $700 million or 37% since the beginning of fiscal 2004.

Capital
Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 9.5% and 13.0% respectively, as at July 31, 2004 compared to 9.6% and 13.4% as at October 31, 2003. Since the beginning of the 2004 fiscal year, net income, net of dividends, have been offset by the repurchase of common shares.

Dividends
At its meeting on August 26, 2004, the Board of Directors declared regular dividends on the various classes and series of preferred shares, and a dividend of 38 cents per common share, payable on November 1, 2004 to shareholders of record on September 23, 2004.

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Highlights

(unaudited)	Quarter ended July 31			Nine months ended July 31		
	2004	2003	% Change	2004	2003	% Change
Operating results						
(millions of dollars)						
Total revenues	**$858**	$851	1	**$2,655**	$2,459	8
Net income	**167**	162	3	**533**	466	14
Return on common shareholders' equity	**17.2 %**	17.3 %		**18.4 %**	16.6 %	
Per common share						
Earnings per share - basic	**$0.95**	$0.89	7	**$2.99**	$2.50	20
Dividends paid	**0.38**	0.28	36	**1.04**	0.80	30
Book value				**22.30**	20.77	7
Stock trading range						
High	**45.50**	37.41		**47.93**	37.41	
Low	**42.72**	34.55		**40.17**	29.95	
Close	**44.76**	35.38		**44.76**	35.38	

Financial position (millions of dollars)	July 31 2004	October 31 2003	
Total assets	**$83,704**	$82,423	2
Loans and acceptances	**44,293**	41,806	6
Deposits	**54,265**	51,463	5
Subordinated debentures and shareholders' equity	**5,596**	5,613	-
Capital ratios - BIS			
Tier 1	**9.5 %**	9.6 %	
Total	**13.0 %**	13.4 %	
Impaired loans, net of specific and general allowances	**(186)**	(154)	
as a % of loans and acceptances	**(0.4) %**	(0.4) %	
Assets under administration/management	**173,116**	155,348	
Total personal savings	**80,171**	75,037	
Interest coverage	**11.50**	10.22	
Asset coverage	**3.32**	3.19	
Other information			
Number of employees	**16,673**	16,935	(2)
Number of branches in Canada	**472**	477	(1)
Number of banking machines	**767**	817	(6)

Consolidated Statement of Income

(unaudited) (millions of dollars except per share amounts)	Quarter ended July 31 2004	April 30 2004	July 31 2003	Nine months ended July 31 2004	July 31 2003
Interest income and dividends					
Loans	**472**	460	483	**1,421**	1,448
Securities	**152**	143	125	**433**	401
Deposits with financial institutions	**28**	28	31	**89**	100
	652	631	639	**1,943**	1,949
Interest expense					
Deposits	**173**	186	291	**606**	783
Subordinated debentures	**25**	25	26	**75**	79
Other	**64**	92	17	**266**	84
	262	303	334	**947**	946
Net interest income	**390**	328	305	**996**	1,003
Other income					
Financial market fees	**152**	178	138	**494**	394
Deposit and payment service charges	**50**	51	48	**150**	142
Trading revenues	**2**	49	117	**211**	199
Gains (losses) on investment account securities, net	**12**	35	(7)	**40**	-
Card service revenues	**13**	12	15	**37**	37
Lending fees	**53**	51	50	**180**	149
Acceptances, letters of credit and guarantee	**17**	16	17	**49**	51
Securitization revenues	**45**	43	51	**139**	149
Foreign exchange revenues	**18**	18	16	**55**	51
Trust services and mutual funds	**62**	62	52	**181**	157
Other	**44**	41	49	**123**	127
	468	556	546	**1,659**	1,456
Total revenues	**858**	884	851	**2,655**	2,459
Provision for credit losses	**31**	19	45	**94**	127
	827	865	806	**2,561**	2,332
Operating expenses					
Salaries and staff benefits	**325**	347	325	**1,017**	934
Occupancy	**46**	48	49	**140**	144
Computers and equipment	**81**	84	72	**238**	231
Communications	**19**	20	19	**58**	60
Professional fees	**42**	32	30	**98**	81
Other	**73**	71	62	**216**	184
	586	602	557	**1,767**	1,634
Income before income taxes and non-controlling interest	**241**	263	249	**794**	698
Income taxes	**68**	76	80	**241**	211
	173	187	169	**553**	487
Non-controlling interest	**6**	7	7	**20**	21
Net income	**167**	180	162	**533**	466
Dividends on preferred shares	**6**	6	6	**18**	19
Net income available to common shareholders	**161**	174	156	**515**	447
Number of common shares outstanding (thousands)					
Average - basic	**169,332**	172,023	175,363	**172,008**	178,818
Average - diluted	**171,634**	174,520	177,038	**174,386**	180,209
End of period				**168,058**	174,507
Earnings per common share					
Basic	**0.95**	1.01	0.89	**2.99**	2.50
Diluted	**0.94**	1.00	0.88	**2.96**	2.48
Dividends per common share	**0.38**	0.33	0.28	**1.04**	0.80

Consolidated Balance Sheet

(unaudited) (millions of dollars)	**July 31 2004**	April 30 2004	October 31 2003	July 31 2003
ASSETS				
Cash resources				
Cash and deposits with Bank of Canada	**226**	198	222	244
Deposits with financial institutions	**6,426**	8,398	6,734	6,352
	6,652	8,596	6,956	6,596
Securities				
Investment account	**5,857**	5,825	6,998	6,879
Trading account	**18,766**	18,339	19,151	14,632
Loan substitutes	**18**	20	30	63
	24,641	24,184	26,179	21,574
Securities purchased under reverse repurchase agreements	**4,451**	4,234	3,955	3,595
Loans				
Residential mortgage	**15,170**	14,489	13,976	13,784
Personal and credit card	**7,146**	6,862	6,101	6,012
Business and government	**19,561**	19,324	19,025	19,857
Allowance for credit losses	**(622)**	(614)	(630)	(642)
	41,255	40,061	38,472	39,011
Other				
Customers' liability under acceptances	**3,038**	3,165	3,334	3,344
Assets held for disposal	**-**	-	-	19
Premises and equipment	**272**	268	263	245
Goodwill	**662**	662	660	660
Intangible assets	**181**	181	183	183
Other assets	**2,552**	2,371	2,421	3,167
	6,705	6,647	6,861	7,618
	83,704	83,722	82,423	78,394
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Personal	**23,888**	24,048	23,512	23,501
Business and government	**23,847**	23,172	22,700	23,173
Deposit-taking institutions	**6,530**	6,644	5,251	4,908
	54,265	53,864	51,463	51,582
Other				
Acceptances	**3,038**	3,165	3,334	3,344
Obligations related to securities sold short	**9,140**	9,481	8,457	6,227
Obligations related to securities sold under repurchase agreements	**7,233**	6,208	8,674	6,182
Other liabilities	**4,030**	5,001	4,484	5,092
	23,441	23,855	24,949	20,845
Subordinated debentures	**1,474**	1,488	1,516	1,543
Non-controlling interest	**402**	416	398	424
Shareholders' equity				
Preferred shares	**375**	375	375	375
Common shares	**1,544**	1,556	1,583	1,580
Contributed surplus	**6**	4	2	2
Unrealized foreign currency translation adjustment	**-**	2	6	14
Retained earnings	**2,197**	2,162	2,131	2,029
	4,122	4,099	4,097	4,000
	83,704	83,722	82,423	78,394

Consolidated Statement of Cash Flows

(unaudited) (millions of dollars)	Quarter ended July 31 2004	2003	Nine months ended July 31 2004	2003
Cash flows from operating activities				
Net income	**167**	162	**533**	466
Adjustments for:				
Provision for credit losses	**31**	45	**94**	127
Amortization of premises and equipment	**12**	12	**36**	36
Future income taxes	**(1)**	1	**(1)**	2
Translation adjustment on foreign currency subordinated debentures	**(14)**	(10)	**3**	(49)
Losses (gains) on sales of investment account securities, net	**(12)**	7	**(40)**	-
Gains on asset securitization	**(18)**	(24)	**(53)**	(57)
Stock option expense	**2**	2	**4**	2
Change in interest payable	**(8)**	19	**(2)**	16
Change in interest receivable	**46**	10	**226**	15
Change in income taxes payable	**9**	51	**(144)**	136
Change in unrealized losses (gains) and net amounts payable on derivative contracts	**(137)**	(2)	**(291)**	299
Change in trading account securities	**(427)**	(408)	**385**	(1,453)
Excess of contributions over expense for employee pension plans	**-**	-	**(20)**	(77)
Change in other items	**(1,054)**	(1,226)	**(284)**	252
	(1,404)	(1,361)	**446**	(285)
Cash flows from financing activities				
Change in deposits	**401**	1,253	**2,802**	(108)
Maturity of subordinated debentures	**-**	-	**(45)**	-
Issuance of common shares	**4**	12	**32**	23
Issuance of preferred shares	**-**	-	**-**	200
Repurchase of common shares for cancellation	**(78)**	(58)	**(342)**	(298)
Redemption of preferred shares for cancellation	**-**	(125)	**-**	(125)
Dividends paid on common shares	**(65)**	(47)	**(179)**	(138)
Dividends paid on preferred shares	**(6)**	(8)	**(17)**	(18)
Change in obligations related to securities sold short	**(341)**	(104)	**683**	685
Change in obligations related to securities sold under repurchase agreements	**1,025**	1,824	**(1,441)**	1,766
Change in other items	**(2)**	(1)	**(6)**	(7)
	938	2,746	**1,487**	1,980
Cash flows from investing activities				
Change in loans	**(1,741)**	(823)	**(4,113)**	(1,654)
Proceeds from securitization of assets	**516**	405	**1,236**	962
Purchases of investment account securities	**(3,458)**	(3,406)	**(8,339)**	(14,877)
Sales of investment account securities	**3,438**	3,644	**9,520**	14,861
Change in securities purchased under reverse repurchase agreements	**(217)**	(176)	**(496)**	(1,229)
Net acquisition of premises and equipment	**(16)**	(16)	**(45)**	(26)
	(1,478)	(372)	**(2,237)**	(1,963)
Increase (decrease) in cash and cash equivalents	**(1,944)**	1,013	**(304)**	(268)
Cash and cash equivalents at beginning	**8,596**	5,583	**6,956**	6,864
Cash and cash equivalents at end	**6,652**	6,596	**6,652**	6,596
Cash and cash equivalents				
Cash and deposits with Bank of Canada	**226**	244	**226**	244
Deposits with financial institutions	**6,426**	6,352	**6,426**	6,352
Total	**6,652**	6,596	**6,652**	6,596
Interest and dividends paid	**341**	370	**1,146**	1,088
Income taxes paid	**73**	36	**383**	114

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) (millions of dollars)	Nine months ended July 31	
	2004	2003
Preferred shares at beginning	**375**	300
Issuance of preferred shares, Series 15	**-**	200
Redemption of preferred shares, Serie 12 for cancellation	**-**	(125)
Preferred shares at end	**375**	375
Common shares at beginning	**1,583**	1,639
Issuance of common shares	**32**	23
Repurchase of common shares for cancellation (Note 7)	**(71)**	(82)
Common shares at end	**1,544**	1,580
Contributed surplus at beginning	**2**	-
Stock option expense	**4**	2
Contributed surplus at end	**6**	**2**
Unrealized foreign currency translation adjustment at beginning	**6**	17
Foreign exchange gains (losses) on activities where the functional currency is other than the Canadian dollar	**(9)**	37
Income taxes related to foreign exchange gains and losses	**3**	(40)
Unrealized foreign currency translation adjustment at end	**-**	14
Retained earnings at beginning	**2,131**	1,945
Net income	**533**	466
Dividends		
Preferred shares	**(17)**	(19)
Common shares	**(179)**	(143)
Income taxes related to dividends on preferred shares, Series 12, 13 and 15	**-**	(1)
Premium paid on common shares repurchased for cancellation (Note 7)	**(271)**	(216)
Share issuance expenses, net of income taxes	**-**	(3)
Retained earnings at end	**2,197**	2,029
Shareholders' equity	**4,122**	4,000

Notes to the Consolidated Financial Statements

(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2003. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2004.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2003, except for the new standards described in Note 2.

2. Recent Standards Adopted

Generally Accepted Accounting Principles

On November 1, 2003, the Bank adopted the requirements of Section 1100 of the Canadian Institute of Chartered Accountants (CICA) Handbook, "Generally Accepted Accounting Principles". This Section establishes standards for financial reporting in accordance with generally accepted accounting principles (GAAP) and identifies other sources to be consulted in selecting accounting policies and disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The application of this standard eliminates certain practices that could have been used within a particular industry. The only material impact on the results of the Bank is that mortgage loan prepayment fees will no longer be amortized. Since November 1, 2003, these fees have been recognized in the Consolidated Statement of Income under "Lending fees" when earned. Prior to November 1, 2003, mortgage loan prepayment fees were recorded and amortized to interest income over the term of the loan. In accordance with the guidance in Section 1100, the unamortized balance of mortgage loan prepayment fees, which amounted to $25 million as at October 31, 2003 ($16 million net of income taxes), was recorded in the first quarter of 2004 in the Consolidated Statement of Income under "Lending fees". In addition, following the adoption of Section 1100, the current basis of presentation using the net balance of certain amounts receivable and payable on outstanding transactions, including cheques and other items in transit, could be replaced by a presentation based on gross balance. The Bank is continuing to assess the impact of Section 1100 on the consolidated financial statements.

Hedging relationships

On November 1, 2003, the Bank adopted CICA Accounting Guideline No.13, "Hedging Relationships" (AcG-13). This Guideline identifies the circumstances in which hedge accounting is appropriate and discusses the identification, designation, documentation and effectiveness of hedging relationships and the discontinuance of hedge accounting, but does not cover hedge accounting techniques. Monetary or derivative financial instruments used in risk management qualifying for hedge accounting are recorded using the hedge accounting methodology described in Note 1 of the 2003 Annual Report.

When a hedging relationship ceases to be effective, hedge accounting will be discontinued prospectively and the financial instrument will be carried at fair value on the Consolidated Balance Sheet as of the date hedge accounting was discontinued. Any subsequent changes in fair value will be recognized in "Other income", in conformity with EIC-128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments".

Should the financial instrument once again qualify as a hedging relationship, then hedge accounting will take effect again on the new date of designation.

Financial instruments that do not qualify for hedge accounting under AcG-13 are carried at fair value on the Consolidated Balance Sheet as at November 1, 2003. The resulting $16 million transitional gain is deferred and recognized in income over the remaining term of the financial instruments.

Impairment of long-lived assets
Effective November 1, 2003, the Bank adopted the recommendations of CICA standard "Impairment of Long-Lived Assets", which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard stipulates that an impairment loss should be recognized when the carrying value of a long-lived asset intended for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is to be measured as the excess of the carrying value of the asset over its fair value. The adoption of this standard had no impact on the consolidated financial statements for the nine months ended July 31, 2004.

Equity-linked deposit contracts
On November 1, 2003, the Bank adopted CICA Accounting Guideline No. 17, "Equity-Linked Deposit Contracts". Under this Guideline, the Bank may record at fair value certain deposit obligations for which the obligation varies according to the return on equities or an equity index and which entitle investors, after a specified period of time, to receive the higher of a stated percentage of their principal investment and a variable amount based on the return on equities or an equity index. Any subsequent changes in fair value are recognized in the Consolidated Statement of Income as they arise.

The adoption of this Guideline did not have a material impact on the consolidated financial statements for the nine months ended July 31, 2004.

3. Recent Accounting Standards Pending Adoption

Variable interest entities
In March 2004, the CICA issued a draft Guideline of proposed changes to Accounting Guideline No.15, "Consolidation of Variable Interest Entities". This Guideline is harmonized with the corresponding U.S. standard revised in December 2003 and includes guidance on determining the primary beneficiary of variable interest entities and the beneficiary that will therefore have to consolidate them.

The Guideline will apply to all periods beginning on or after November 1, 2004. The Bank is currently evaluating the impact of this new Guideline.

Investment companies
In January 2004, the CICA issued Accounting Guideline No.18, "Investment Companies." Under this Guideline, investment companies would be required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value.

The provisions of the Guideline will apply to the Bank as of November 1, 2004. They may be applied prospectively or retroactively. The Bank is currently examining the impact of this new Guideline.

4. Loans and Impaired Loans

	Gross amount	Impaired loans Gross	Specific allowances	Country risk allowance	Net
July 31, 2004					
Residential mortgage	**15,170**	**4**	**2**	**-**	**2**
Personal and credit card	**7,146**	**29**	**16**	**-**	**13**
Business and government	**19,561**	**403**	**219**	**-**	**184**
	41,877	**436**	**237**	**-**	**199**
General allowance [(1)]					**(385)**
Impaired loans, net of specific and general allowances					**(186)**
October 31, 2003					
Residential mortgage	13,976	7	3	-	4
Personal and credit card	6,101	33	17	-	16
Business and government	19,025	436	186	19	231
	39,102	476	206	19	251
General allowance [(1)]					(405)
Impaired loans, net of specific and general allowances					(154)

As at July 31, 2004, foreclosed assets held for sale amounted to $1 million net ($6 million as at October 31, 2003) and foreclosed assets held for use, $1 million ($4 million as at October 31, 2003).

[(1)] The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

5. Allowances for Credit Losses

	Specific allowances	Allocated general allowance	Unallocated general allowance	Country risk allowance	Nine months ended July 31 2004	Nine months ended July 31 2003
Allowances at beginning	206	300	105	19	**630**	662
Provision for credit losses	114	(34)	14	-	**94**	127
Write-offs	(130)	-	-	(19)	**(149)**	(185)
Recoveries	47	-	-	-	**47**	38
Allowances at end	237	266	119	-	**622**	642

6. Pension and Other Employee Future Benefits

	Quarter ended			Nine months ended	
	July 31 2004	April 30 2004	July 31 2003	**July 31 2004**	July 31 2003
Pension benefit expense	**11**	11	8	**33**	24
Other employee future benefits expense	**2**	2	1	**6**	4

7. Capital Stock

Issued and fully paid as at July 31, 2004
First preferred shares

7,000,000 shares, Series 13	175
8,000,000 shares, Series 15	200
	375
168,058,272 common shares	1,544
	1,919
6,452,835 stock options outstanding	N/A

Repurchase of common shares
On December 8, 2003, the Bank started a normal course issuer bid for the repurchase of up to 8,700,000 common shares over a 12-month period ending no later than December 7, 2004. Repurchases were made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares were charged to retained earnings.

As at July 31, 2004, the Bank had completed the repurchase of 7,748,876 common shares at a cost of $342 million, which reduced common equity capital by $71 million and retained earnings by $271 million.

8. Securitization

CMHC-guaranteed mortgage loans
During the third quarter of 2004, the Bank securitized residential mortgage loans guaranteed by the CMHC totalling $516 million through the creation of mortgage-backed securities. The Bank sold all these securities. The Bank received cash proceeds totalling $514 million and retained the rights to future excess interest in the amount of $13 million. The Bank also recorded a servicing liability of $3 million. A pre-tax gain of $8 million, net of transaction fees of $1 million, was recognized in the Consolidated Statement of Income under "Securitization revenues".

9. Guarantees, Commitments and Contingent Liabilities

As at July 31, 2004, there were no significant changes with respect to the guarantees issued by the Bank as defined in Accounting Guideline No.14, "Disclosure of Guarantees" and presented in Note 18 to the Consolidated Financial Statements for the year ended October 31, 2003, except for the addition of the following guarantee:

Backstop liquidity facilities - multiseller conduit

The Bank administers a multiseller conduit that buys various financial assets from clients and finances these purchases by issuing asset-backed commercial paper. The Bank provides backstop liquidity facilities for commercial paper to the multiseller conduit. These backstop liquidity facilities may only be drawn upon if, after a market disruption, the conduit was unable to access the commercial paper market. These guarantees have a duration of less than one year and are renewable periodically. The terms of the backstop liquidity facilities do not require the Bank to advance money to the conduit in the event of a bankruptcy or to fund non-performing or defaulted assets. None of the backstop liquidity facilities provided by the Bank have been drawn upon to date. As at July 31, 2004, the maximum potential future payments that the Bank may be required to make under these backstop liquidity facilities was $909 million. No amount has been accrued in the Consolidated Balance Sheet with respect to these backstop liquidity facilities.

10. **Segment Disclosures**

Quarter ended July 31

		Personal and Commercial		Wealth Management		Financial Markets		Other		**Total**	
		2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Net interest income	(1)	324	315	24	22	98	15	(56)	(47)	390	305
Other income	(1)	167	165	148	144	127	217	26	20	468	546
Total revenues		491	480	172	166	225	232	(30)	(27)	858	851
Operating expenses		311	296	135	132	127	129	13	-	586	557
Contribution		180	184	37	34	98	103	(43)	(27)	272	294
Provision for credit losses		32	35	-	-	12	21	(13)	(11)	31	45
Income before income taxes and non-controlling interest		148	149	37	34	86	82	(30)	(16)	241	249
Income taxes	(1)	53	57	13	11	32	29	(30)	(17)	68	80
Non-controlling interest		-	-	1	1	-	-	5	6	6	7
Net income (net loss)		95	92	23	22	54	53	(5)	(5)	167	162
Average assets		40,966	38,716	673	672	42,966	38,226	(4,481)	(5,340)	80,124	72,274

Nine months ended July 31

		Personal and Commercial		Wealth Management		Financial Markets		Other		**Total**	
		2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Net interest income	(2)	963	927	69	67	146	156	(182)	(147)	996	1,003
Other income	(2)	487	467	494	417	595	501	83	71	1,659	1,456
Total revenues		1,450	1,394	563	484	741	657	(99)	(76)	2,655	2,459
Operating expenses		900	858	437	388	395	374	35	14	1,767	1,634
Contribution		550	536	126	96	346	283	(134)	(90)	888	825
Provision for credit losses		97	115	-	-	53	44	(56)	(32)	94	127
Income before income taxes and non-controlling interest		453	421	126	96	293	239	(78)	(58)	794	698
Income taxes	(2)	162	156	43	33	108	85	(72)	(63)	241	211
Non-controlling interest		-	-	3	3	-	-	17	18	20	21
Net income (net loss)		291	265	80	60	185	154	(23)	(13)	533	466
Average assets		40,179	38,537	666	667	43,054	37,313	(5,190)	(5,607)	78,709	70,910

Personal and Commercial *This segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.*

Wealth Management This segment comprises full-service retail brokerage, discount brokerage, mutual funds, trust services and portfolio management.

Financial Markets This segment comprises corporate financing and lending, treasury operations, which include asset and liability management, and corporate brokerage.

Other *This heading comprises securitization operations, gains on the sale of operations, certain non-recurring items, discontinued operations and the unallocated portion of* centralized service units.

(1) **Taxable equivalent**
The accounting policies are the same as those described in the Note on accounting policies (Note 1 in the 2003 Annual Report), with the exception of net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. For all of the operating segments, net interest income was grossed up by $15 million ($6 million in 2003) and other income by $13 million ($10 million in 2003). An equal amount was added to income taxes. The impact of these increases is reversed under the "Other" heading.

(2) For the nine months ended July 31, 2004, net interest income was grossed up by $45 million ($30 million in 2003) and other income by $24 million ($37 million in 2003). An equal amount was added to income taxes. The impact of these increases is reversed under the "Other" heading.

Information for Shareholders and Investors

Investor Relations

Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-0296
Fax: (514) 394-6196
E-mail: investorrelations@nbc.ca
Website: www.nbc.ca/investorrelations

Public Relations

600 de La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-8644
Fax: (514) 394-6258

Website: www.nbc.ca
General information: telnat@nbc.ca

Quarterly report publication dates for fiscal 2003-2004

First quarter	February 26, 2004
Second quarter	May 27, 2004
Third quarter	August 26, 2004
Fourth quarter	December 2, 2004

Disclosure of 3rd quarter 2004 results

Conference call

- A conference call for analysts and institutional investors will be held on **August 26, 2004** at **1:30 p.m.** EDT
- Access by telephone: **1-800-387-6216 or (416) 405-9328**.
- A recording of the conference call can be heard until September 2, 2004, by calling **1-800-408-3053** or **(416) 695-5800**. The access code is **3084056**.

Webcast

- The conference call will be webcast live at **www.nbc.ca/investorrelations**.
- A recording of the webcast will also be available on the Internet after the call.

Financial documents

- The quarterly financial statements are available at all times on the National Bank's website at **www.nbc.ca/investorrelations**.
- The Report to Shareholders, supplementary financial information and a slide presentation will be available on the Investor Relations page of the National Bank's website shortly before the start of the conference call.

Transfer agent and registrar

For information about stock transfers, address changes, dividends, lost stock certificates, tax forms and estate transfers, shareholders are requested to contact the Transfer Agent, National Bank Trust Inc., at the address and telephone numbers below.

National Bank Trust Inc.
Share Ownership Management
1100 University, 9th Floor
Montreal, Quebec H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442
E-mail: clientele@tbn.bnc.ca

Direct deposit service for dividends

Shareholders may have their dividend payments deposited directly via electronic funds transfer to an account at any financial institution that is a member of the Canadian Payments Association. To do so, simply contact the Transfer Agent, National Bank Trust Inc., in writing.

Dividend Reinvestment Plan

National Bank offers holders of its common and preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in shares without paying any commissions or administration fees. Participants may reinvest all cash dividends paid on their shares held or make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter, to purchase shares. For more information, please contact the Registrar, National Bank Trust Inc., at 1-800-341-1419 or (514) 871-7171.

About the National Bank of Canada

National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. The National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. The National Bank has assets of $84 billion and, together with its subsidiaries, employs close to 17,000 people. The Bank's securities are listed on the Toronto Stock Exchange (NA:TSX). For more information, visit the Bank's website at www.nbc.ca.

-30-

Information:

Michel Labonté
Senior Vice-President
Finance, Technology and Corporate Affairs
(514) 394-8610

Denis Dubé
Director, Public Relations
(514) 394-8644

File No. 82-3764

MANAGEMENT'S DISCUSSION AND ANALYISIS OF FINANCIAL CONDITION AND OPERATING RESULTS

The following text presents management's analysis of the Bank's financial condition and operating results as presented in the unaudited consolidated financial statements for the third quarter and the nine-month period ended July 31, 2004.

Analysis of Results

Operating Results

For the third quarter ended July 31, 2004, National Bank earned net income of $167 million, compared to $162 million for the same period one year earlier. Quarterly earnings per share reached $0.95, compared to $0.89 for the third quarter of 2003, an increase of 7%. Return on common shareholders' equity was 17.2%, as against 17.3% for the quarter ended July 31, 2003.

For the nine-month period ended July 31, 2004, net income totalled $533 million, compared to $466 million for the same period of 2003, an increase of 14%. At $2.99, earnings per share for the first nine months of 2004 were up 20% from $2.50 per share for the corresponding period one year earlier. Finally, return on common shareholders' equity, at 18.4%, was ahead of the 16.6% result recorded for the first nine months of 2003.

Results by Segment

Since the beginning of fiscal 2004, the Bank has measured the results of its operating segments in terms of actual losses rather than expected losses. Prior year figures have been restated to comply with the current year presentation.

Personal and Commercial

For the third quarter of 2004, net income for the Personal and Commercial segment amounted to $95 million, up 3% from $92 million for the same period of 2003. This increase in net income reflects growth in the volume of loans and the decrease in credit losses, partly offset by a narrower spread and the investments required in order to serve customers.

At $324 million, net interest income for the quarter rose $9 million, or 3%, as against the third quarter of 2003. The average volume of loans and acceptances climbed 6% to $40.2 billion, generating an additional $18 million in net interest income compared to the same period one year earlier. However, due to the lower interest rates in the third quarter of 2004 compared to the same quarter of 2003, which trims the spread on deposits, and to the change in the mix of products chosen by customers, the spread narrowed 8 basis points between the third quarter of 2003 and the same quarter of 2004, pushing net interest income down $9 million for the period.Other income was up $2 million or 1% over the same period of 2003, to $167 million.

Operating expenses for the quarter were $311 million, as against $296 million for the same period of 2003. The increase was divided mainly between compensation and the cost of technological investments.

For the first nine months of fiscal 2004, net income for the Personal and Commercial segment amounted to $291 million, up 10% from the $265 million reported for the corresponding period of 2003. This improvement is explained by the increase of more than 4% in the volume of loans and acceptances, growth of more than 4% in other income and the decrease in credit losses, which fell from $115 million in the first nine months of 2003 to $97 million for the same period of 2004.

Wealth Management

Lower security prices on the principal trading floors resulted in a reduced trading volume, which pushed Wealth Management net income back to the level observed from the third quarter of 2003 to the first quarter of 2004. Net income for the segment amounted to $23 million for the third quarter of 2004, compared to $22 million for the same period one year earlier.

Total revenues grew to $172 million in the third quarter of 2004 from $166 million in the same period of 2003, an increase of nearly 4%. Most of the increase derived from mutual fund and portfolio management revenues.

Operating expenses totalled $135 million for the third quarter of 2004, as against $132 million for the same period of 2003, an increase of 2%. The efficiency ratio nonetheless improved, from 79.5% in the third quarter of 2003 to 78.5% this quarter.

For the nine months ended July 31,l 2004, net income for the Wealth Management segment reached $80 million, compared to $60 million for the same period of 2003, with revenues growing 16% and operating expenses increasing 13%.

Financial Markets

Net income for the Financial Markets segment amounted to $54 million for the third quarter of 2004, as against $53 million for the year-earlier period. The increase was largely attributable to lower credit losses.

The segment posted revenues of $225 million for the quarter compared to $232 million for the corresponding quarter of 2003. Corporate financing activities grew substantially, and revenues generated by these activities accounted for more than half of the segment's revenues for the third quarter of 2004, versus 30% for the same period of 2003. The significant increase in corporate financing revenues was offset by decreases in both trading and asset and liability management revenues.

Trading Revenues *(millions of dollars)*	**Q3 2004**	**Q3 2003**	**First nine months 2004**	**First nine months 2003**
Financial Markets				
Interest rate	12	15	46	68
Equity	31	51	131	102
Commodities and foreign exchange	9	16	22	38
	52	**82**	**199**	**208**
Other segments	1	3	5	9
Total	**53**	**85**	**204**	**217**
Net interest income	40	(35)	(23)	(8)
Other income	2	117	211	199
Taxable equivalent (1)	11	3	16	26
Total	**53**	**85**	**204**	**217**

(1) See Note 10 (1).

Operating expenses were $127 million for the quarter, down $2 million compared to $129 million for the year-earlier period.

The provision for credit losses declined more than 40% from the third quarter of 2003 to $12 million in the third quarter of 2004.

For the first nine months of fiscal 2004, the Financial Markets segment generated net income of $185 million, a 20% increase over the same period last year, despite a $9 million or 20% rise in credit losses. The reason for the increase is twofold: first, revenues climbed 13%, fuelled by a resurgence in corporate financing activities and the solid performance of Treasury, to reach $741 million. Second, the efficiency ratio improved, going from 56.9% for the first nine months of 2003 to 53.3% for the corresponding period of 2004.

Other

The net loss for the "Other" heading of results by segment totalled $5 million for the third quarter of 2004, unchanged year over year.

The cumulative net loss for fiscal 2004 for the "Other" heading of results by segment was $23 million as against $13 million for the same period of 2003. The higher net loss was due to lower net interest income on excess capital, mainly resulting from the common share repurchase programs.

Consolidated Results

Revenues

Total revenues for the third quarter of 2004 stood at $858 million, up slightly from the $851 million posted in the corresponding quarter of 2003.

Net interest income totalled $390 million for the period, as against $305 million for the year-earlier period, an increase of $85 million or 28%. Net interest income for the Financial Markets segment accounted for $83 million of the increase, attributable to higher corporate financing fees and less interest paid on indexed deposits in a trading portfolio, because of lower trading revenues in the portfolio. Moreover, net interest income at Personal and Commercial grew by $9 million or 3%, to $324 million for the third quarter of 2004. This improvement was largely driven by higher volumes for loans and acceptances, offset, in part, by a narrower spread.

Other income for the third quarter of 2004 amounted to $468 million, down $78 million compared to $546 million for the corresponding quarter of 2003. The decrease was primarily attributable to lower trading revenues this quarter. In fact, the portion of trading revenues recorded in other income fell $115 million versus the third quarter of 2003. However, due to interest paid on trading activities recorded in net interest income, total trading revenues for the quarter declined $40 million. Financial market fees, totalling $152 million for the quarter, climbed $14 million or 10%. This growth was chiefly due to corporate financing activities, since individuals retreated from financial markets, generating fewer commissions this quarter compared to the year-earlier period. Gains on investment account securities were up $19 million to $12 million in the third quarter of 2004. Finally, revenues from trust services and mutual funds, amounting to $62 million for the quarter, were ahead $10 million or 19%. This growth was attributable to the Correspondent Network, investment management and the increase in mutual fund assets under management.

For the first nine months of fiscal 2004, total revenues were $2,655 million compared to $2,459 million for the corresponding period of 2003, an increase of 8%. Excluding the "Other" heading, slightly more than 25% of the increase was derived from Personal and Commercial banking activities, approximately 35% from Wealth Management and the remainder, almost 40%, from revenues at Financial Markets.

Operating Expenses

Operating expenses for the quarter totalled $586 million, an increase of $29 million, compared to $557 million for the same quarter of 2003. Salaries and staff benefits, which amounted to $325 million for the quarter and accounted for approximately 55% of expenses, were stable year over year. The increase in operating expenses was mainly attributable to technology improvement initiatives as demonstrated by the $9 million rise in expenses for computers and equipment, which totalled $81 million, as well as the $12 million increase in professional fees, which amounted to $42 million for the quarter. Finally, other expenses were up $11 million due to the provision for capital tax and marketing expenses.

For the first nine months of fiscal 2004, operating expenses were $1,767 million as against $1,634 million for the same period of 2003. More than 60% of the $133 million increase was attributable to compensation, particularly variable compensation. At 64.9%, the efficiency ratio was stable over the first nine months of 2004 compared to the year-earlier period.

Risk Management

Credit Risk

The provision for credit losses for the quarter was $31 million compared to $45 million for the corresponding quarter of 2003. Credit losses declined $9 million at Financial Markets and $3 million at Personal and Commercial. On an annualized basis, credit losses for the quarter represent 29 basis points of loans and acceptances volume.

For the first nine months of fiscal 2004, credit losses amounted to $94 million, down $33 million or 26% versus the same period a year earlier.

As at July 31, 2004, allowances for credit losses exceeded impaired loans by $186 million as against $154 million as at October 31, 2003 and $172 million as at July 31, 2003. Since the start of fiscal 2004, impaired loans have declined $37 million for Corporate Banking, $13 million for Real Estate and $14 million for consumer and small business loans, whereas they have increased $20 million for Commercial.

The ratio of gross private impaired loans to total tangible capital and allowances was excellent at 12.4% as at July 31, 2004 versus 13.0% as at October 31, 2003 and 13.2% as at July 31, 2003.

Market Risk – Trading Activities

The VaR (Value-at-Risk) method is one of the main tools used in managing trading-related market risk. The VaR measure is based on a 99% confidence level and uses two years of historical data for its computation. Market risk management is described in more detail on page 59 of the 2003 Annual Report.

The following table entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, commodities and equity price.

Trading Activities [(1)]

(millions of dollars)

Global VaR by risk category	For the quarter ended July 31, 2004				For the quarter ended April 30, 2004			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(4.8)	(6.5)	(4.3)	(2.2)	(5.9)	(7.2)	(4.4)	(2.9)
Foreign exchange	(0.9)	(3.2)	(1.4)	(0.2)	(1.3)	(2.4)	(1.2)	(0.5)
Equity	(4.8)	(5.6)	(3.1)	(1.1)	(2.3)	(3.3)	(2.1)	(1.6)
Commodities	(0.9)	(1.0)	(0.7)	(0.6)	(0.5)	(0.5)	(0.4)	(0.3)
Correlation effect[2]	4.0	8.7	4.5	1.4	4.5	7.0	3.9	2.2
Global VaR	**(7.4)**	**(7.6)**	**(5.0)**	**(2.7)**	**(5.5)**	**(6.4)**	**(4.2)**	**(3.1)**

[1] Amounts are presented on a pre-tax basis and represent one-day VaR.
[2] The correlation effect is the result of the diversification of types of risk.

Balance Sheet

As at July 31, 2004, the Bank's total assets stood at $83.7 billion, compared to $82.4 billion as at October 31, 2003. Loans and acceptances rose $2.5 billion, while cash resources, securities and securities purchased under reverse repurchase agreements declined $1.3 billion. The table below presents the main portfolios.

Average monthly volumes *(millions of dollars)*	July 2004	October 2003
Loans and acceptances*		
Residential mortgages	19,228	18,105
Consumer loans	6,118	5,193
Credit card receivables	1,609	1,525
Business loans	17,671	18,143
	44,626	**42,966**
Deposits		
Personal (balance)	23,888	23,512
Off-balance sheet personal savings (balance)	56,283	51,525
Business	10,825	10,533

*including securitized assets

As at July 31, 2004, residential mortgages were up $1.1 billion or 6% from October 31, 2003 to $19.2 billion. Consumer loans, which stood at $6.1 billion, have risen close to 18% since the beginning of fiscal 2004. Excluding indirect loans, this strong growth, which was mainly due to partnership volumes, would have been 21%. Credit card receivables have increased 5.5% since the beginning of the fiscal year to $1.6 billion as at July 31, 2004. Business loans and acceptances totalled $17.7 billion as against $18.1 billion at the end of fiscal 2003. Corporate loans were down $600 million, while small business loans and acceptances posted an increase of close to $200 million or 1%.

Personal deposits have grown by approximately $400 million or 1.6% since October 31, 2003 to $23.9 billion. As at July 31, 2004, off-balance sheet savings administered by the Bank totalled $56.3 billion, for an increase of $4.8 billion or 9% since the end of fiscal 2003. More than half of the increase was attributable to savings administered by brokerage subsidiaries. Of the remainder, $1.1 billion stemmed from mutual funds which posted a 14% increase. Lastly, the savings products administered by National Bank Trust have risen $700 million or 37% since the beginning of fiscal 2004.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 9.5% and 13.0% respectively, as at July 31, 2004 compared to 9.6% and 13.4% as at October 31, 2003. Since the beginning of the 2004 fiscal year, net income, net

of dividends, have been offset by the repurchase of common shares.

Dividends

At its meeting on August 26, 2004, the Board of Directors declared regular dividends on the various classes and series of preferred shares, and a dividend of 38 cents per common share, payable on November 1, 2004 to shareholders of record on September 23, 2004.

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Highlights

(unaudited)

	Quarter ended July 31			Nine months ended July 31		
	2004	2003	% Change	2004	2003	% Change
Operating results						
(millions of dollars)						
Total revenues	**$858**	$851	1	**$2,655**	$2,459	8
Net income	**167**	162	3	**533**	466	14
Return on common shareholders' equity	**17.2 %**	17.3 %		**18.4 %**	16.6 %	
Per common share						
Earnings per share - basic	**$0.95**	$0.89	7	**$2.99**	$2.50	20
Dividends paid	**0.38**	0.28	36	**1.04**	0.80	30
Book value				**22.30**	20.77	7
Stock trading range						
High	**45.50**	37.41		**47.93**	37.41	
Low	**42.72**	34.55		**40.17**	29.95	
Close	**44.76**	35.38		**44.76**	35.38	

Financial position	July 31	October 31	
(millions of dollars)	2004	2003	
Total assets	**$83,704**	$82,423	2
Loans and acceptances	**44,293**	41,806	6
Deposits	**54,265**	51,463	5
Subordinated debentures and shareholders' equity	**5,596**	5,613	-
Capital ratios - BIS			
Tier 1	**9.5 %**	9.6 %	
Total	**13.0 %**	13.4 %	
Impaired loans, net of specific and general allowances	**(186)**	(154)	
as a % of loans and acceptances	**(0.4) %**	(0.4) %	
Assets under administration/management	**173,116**	155,348	
Total personal savings	**80,171**	75,037	
Interest coverage	**11.50**	10.22	
Asset coverage	**3.32**	3.19	
Other information			
Number of employees	**16,673**	16,935	(2)
Number of branches in Canada	**472**	477	(1)
Number of banking machines	**767**	817	(6)

NATIONAL BANK OF CANADA

Report to Shareholders

Third Quarter 2004

- *Earnings per share up 7% to $0.95*
- *Credit losses down to $31 million*
- *Return on common shareholders' equity of 17.2%*
- *Dividend of $0.38 per share declared*

National Bank announces net income of $167 million for the third quarter of 2004 versus $162 million for the corresponding period of 2003

MONTREAL, August 26, 2004 – National Bank earned net income of $167 million in the third quarter ended July 31, 2004, compared to $162 million in the corresponding quarter of 2003. Earnings per share amounted to $0.95 for the quarter, an increase of 7% over $0.89 in the third quarter of 2003, the highest quarterly earnings per share in fiscal 2003. Return on common shareholders' equity was 17.2% for the third quarter of 2004, compared to 17.3% for the same period of 2003.

All of the Bank's operating segments contributed to the quarter's earnings and helped boost the Bank's net income over the corresponding quarter of 2003.

At $95 million, net income for the Personal and Commercial segment in the third quarter of 2004 was up $3 million or 3% from the corresponding quarter of 2003. Lower credit losses and 6% growth in loan volumes over the year-earlier period had a favourable impact on this segment's performance. These positive factors were partly offset by a narrower spread and by investments made to better serve clients.

The Wealth Management segment declared net income of $23 million for the quarter, an increase of 5% over the $22 million posted in the third quarter of 2003. Off balance sheet savings under administration were up 13% over the third quarter of 2003 to $56.3 billion as at July 31, 2004.

	For the quarter ended July 31		
	2004	2003	%
Net income			
Personal and Commercial	95	92	+3
Wealth Management	23	22	+5
Financial Markets	54	53	+2
Other	(5)	(5)	
Total	167	162	+3
Earnings per share	$0.95	$0.89	+7
Return on common shareholders' equity	17.2%	17.3%	

	For the nine months ended July 31		
	2004	2003	%
Net income			
Personal and Commercial	291	265	+10
Wealth Management	80	60	+33
Financial Markets	185	154	+20
Other	(23)	(13)	
Total	533	466	+14
Earnings per share	$2.99	$2.50	+20
Return on common shareholders' equity	18.4%	16.6%	

Net income for the Financial Markets segment was $54 million, up 2% from $53 million a year earlier. Lower trading revenues were offset by higher corporate financing revenues and lower credit losses.

For the nine months ended July 31, 2004, the Bank recorded net income of $533 million as against $466 million for the same period last year, for growth of 14%. At $2.99, earnings per share for the first nine months of fiscal 2004 were up 20% from $2.50 for the year-earlier period. Return on common shareholders' equity was 18.4% for the period compared to 16.6% for the first nine months of fiscal 2003.

As at July 31, 2004, the specific and general allowances for credit risk exceeded gross impaired loans by $186 million versus $165 million as at April 30, 2004 and $154 million as at October 31, 2003. The $21 million decrease from the previous quarter was largely attributable to the Financial Markets segment. The general allowance for credit risk remained at $385 million as at July 31, 2004.

Tier 1 and total capital ratios were 9.5% and 13.0%, respectively, as at July 31, 2004 compared to 9.6% and 13.2% as at April 30, 2004 and 9.6% and 13.4% as at October 31, 2003. As at July 31, 2004, the Bank repurchased 7.7 million common shares for cancellation under the normal course issuer bid for the repurchase of up to 8.7 million common shares.

Commenting on the Bank's third-quarter results, Réal Raymond, President and Chief Executive Officer, expressed satisfaction with this performance. "Once again, all three of the Bank's business segments contributed to growing our earnings. The volume of new loans generated by our various partnerships is up significantly, the quality of our loan portfolio remains strong, driving down credit losses, and we remain committed to pursuing our annual objectives and maximizing shareholder value."

	Objectives	Results Q3 2004	Results 9 months ended July 31, 2004
Growth in earnings per share	5% - 10%	7%	20%
Return on common shareholders' equity (ROE)	15% - 17%	17.2%	18.4%
Tier 1 capital ratio	8.75% - 9.50%	9.5%	9.5%
Dividend payout ratio	35% - 45%	34%	34%

For more information:

Michel Labonté
Senior Vice-President
Finance, Technology and Corporate Affairs
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. *These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.*

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Management's Discussion and Analysis of Financial Condition and Operating Results

The following text presents management's analysis of the Bank's financial condition and operating results as presented in the unaudited consolidated financial statements for the third quarter and the nine-month period ended July 31, 2004.

Analysis of Results

Operating Results

For the third quarter ended July 31, 2004, National Bank earned net income of $167 million, compared to $162 million for the same period one year earlier. Quarterly earnings per share reached $0.95, compared to $0.89 for the third quarter of 2003, an increase of 7%. Return on common shareholders' equity was 17.2%, as against 17.3% for the quarter ended July 31, 2003.

For the nine-month period ended July 31, 2004, net income totalled $533 million, compared to $466 million for the same period of 2003, an increase of 14%. At $2.99, earnings per share for the first nine months of 2004 were up 20% from $2.50 per share for the corresponding period one year earlier. Finally, return on common shareholders' equity, at 18.4%, was ahead of the 16.6% result recorded for the first nine months of 2003.

Results by Segment

Since the beginning of fiscal 2004, the Bank has measured the results of its operating segments in terms of actual losses rather than expected losses. Prior year figures have been restated to comply with the current year presentation.

Personal and Commercial

For the third quarter of 2004, net income for the Personal and Commercial segment amounted to $95 million, up 3% from $92 million for the same period of 2003. This increase in net income reflects growth in the volume of loans and the decrease in credit losses, partly offset by a narrower spread and the investments required in order to serve customers.

At $324 million, net interest income for the quarter rose $9 million, or 3%, as against the third quarter of 2003. The average volume of loans and acceptances climbed 6% to $40.2 billion, generating an additional $18 million in net interest income compared to the same period one year earlier. However, due to the lower interest rates in the third quarter of 2004 compared to the same quarter of 2003, which trims the spread on deposits, and to the change in the mix of products chosen by customers, the spread narrowed 8 basis points between the third quarter of 2003 and the same quarter of 2004, pushing net interest income down $9 million for the period. Other income was up $2 million or 1% over the same period of 2003, to $167 million.

Operating expenses for the quarter were $311 million, as against $296 million for the same period of 2003. The increase was divided mainly between compensation and the cost of technological investments.

For the first nine months of fiscal 2004, net income for the Personal and Commercial segment amounted to $291 million, up 10% from the $265 million reported for the corresponding period of 2003. This improvement is explained by the increase of more than 4% in the volume of loans and acceptances, growth of more than 4% in other income and the decrease in credit losses, which fell from $115 million in the first nine months of 2003 to $97 million for the same period of 2004.

Wealth Management

Lower security prices on the principal trading floors resulted in a reduced trading volume, which pushed Wealth Management net income back to the level observed from the third quarter of 2003 to the first quarter of 2004. Net income for the segment amounted to $23 million for the third quarter of 2004, compared to $22 million for the same period one year earlier.

Total revenues grew to $172 million in the third quarter of 2004 from $166 million in the same period of 2003, an increase of nearly 4%. Most of the increase derived from mutual fund and portfolio management revenues.

Operating expenses totalled $135 million for the third quarter of 2004, as against $132 million for the same period of 2003, an increase of 2%. The efficiency ratio nonetheless improved, from 79.5% in the third quarter of 2003 to 78.5% this quarter.

For the nine months ended July 31, 2004, net income for the Wealth Management segment reached $80 million, compared to $60 million for the same period of 2003, with revenues growing 16% and operating expenses increasing 13%.

Financial Markets

Net income for the Financial Markets segment amounted to $54 million for the third quarter of 2004, as against $53 million for the year-earlier period. The increase was largely attributable to lower credit losses.

The segment posted revenues of $225 million for the quarter compared to $232 million for the corresponding quarter of 2003. Corporate financing activities grew substantially, and revenues generated by these activities accounted for more than half of the segment's revenues for the third quarter of 2004, versus 30% for the same period of 2003. The significant increase in corporate financing revenues was offset by decreases in both trading and asset and liability management revenues.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Trading Revenues (millions of dollars)	Q3 2004	Q3 2003	First nine months 2004	First nine months 2003
Financial Markets				
Interest rate	12	15	46	68
Equity	31	51	131	102
Commodities and foreign exchange	9	16	22	38
	52	**82**	**199**	**208**
Other segments	1	3	5	9
Total	**53**	**85**	**204**	**217**
Net interest income	40	(35)	(23)	(8)
Other income	2	117	211	199
Taxable equivalent [1]	11	3	16	26
Total	**53**	**85**	**204**	**217**

[1] See Note 10 (1) on page 16.

Operating expenses were $127 million for the quarter, down $2 million compared to $129 million for the year-earlier period.

The provision for credit losses declined more than 40% from the third quarter of 2003 to $12 million in the third quarter of 2004.

For the first nine months of fiscal 2004, the Financial Markets segment generated net income of $185 million, a 20% increase over the same period last year, despite a $9 million or 20% rise in credit losses. The reason for the increase is twofold: first, revenues climbed 13%, fuelled by a resurgence in corporate financing activities and the solid performance of Treasury, to reach $741 million. Second, the efficiency ratio improved, going from 56.9% for the first nine months of 2003 to 53.3% for the corresponding period of 2004.

Other

The net loss for the "Other" heading of results by segment totalled $5 million for the third quarter of 2004, unchanged year over year.

The cumulative net loss for fiscal 2004 for the "Other" heading of results by segment was $23 million as against $13 million for the same period of 2003. The higher net loss was due to lower net interest income on excess capital, mainly resulting from the common share repurchase programs.

Consolidated Results

Revenues

Total revenues for the third quarter of 2004 stood at $858 million, up slightly from the $851 million posted in the corresponding quarter of 2003.

Net interest income totalled $390 million for the period, as against $305 million for the year-earlier period, an increase of $85 million or 28%. Net interest income for the Financial Markets segment accounted for $83 million of the increase, attributable to higher corporate financing fees and less interest paid on indexed deposits in a trading portfolio, because of lower trading revenues in the portfolio. Moreover, net interest income at Personal and Commercial grew by $9 million or 3%, to $324 million for the third quarter of 2004. This improvement was largely driven by higher volumes for loans and acceptances, offset, in part, by a narrower spread.

Other income for the third quarter of 2004 amounted to $468 million, down $78 million compared to $546 million for the corresponding quarter of 2003. The decrease was primarily attributable to lower trading revenues this quarter. In fact, the portion of trading revenues recorded in other income fell $115 million versus the third quarter of 2003. However, due to interest paid on trading activities recorded in net interest income, total trading revenues for the quarter declined $40 million. Financial market fees, totalling $152 million for the quarter, climbed $14 million or 10%. This growth was chiefly due to corporate financing activities, since individuals retreated from financial markets, generating fewer commissions this quarter compared to the year-earlier period. Gains on investment account securities were up $19 million to $12 million in the third quarter of 2004. Finally, revenues from trust services and mutual funds, amounting to $62 million for the quarter, were ahead $10 million or 19%. This growth was attributable to the Correspondent Network, investment management and the increase in mutual fund assets under management.

For the first nine months of fiscal 2004, total revenues were $2,655 million compared to $2,459 million for the corresponding period of 2003, an increase of 8%. Excluding the "Other" heading, slightly more than 25% of the increase was derived from Personal and Commercial banking activities, approximately 35% from Wealth Management and the remainder, almost 40%, from revenues at Financial Markets.

Operating Expenses

Operating expenses for the quarter totalled $586 million, an increase of $29 million, compared to $557 million for the same quarter of 2003. Salaries and staff benefits, which amounted to $325 million for the quarter and accounted for approximately 55% of expenses, were stable year over year. The increase in operating expenses was mainly attributable to technology improvement initiatives as demonstrated by the $9 million rise in expenses for computers and equipment, which totalled $81 million, as well as the $12 million increase in professional fees, which amounted to $42 million for the quarter. Finally, other expenses were up $11 million due to the provision for capital tax and marketing expenses.

For the first nine months of fiscal 2004, operating expenses were $1,767 million as against $1,634 million for the same period of 2003. More than 60% of the $133 million increase was attributable to compensation, particularly variable compensation. At 64.9%, the efficiency ratio was stable over the first nine months of 2004 compared to the year-earlier period.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Risk Management

Credit Risk

The provision for credit losses for the quarter was $31 million compared to $45 million for the corresponding quarter of 2003. Credit losses declined $9 million at Financial Markets and $3 million at Personal and Commercial. On an annualized basis, credit losses for the quarter represent 29 basis points of loans and acceptances volume.

For the first nine months of fiscal 2004, credit losses amounted to $94 million, down $33 million or 26% versus the same period a year earlier.

As at July 31, 2004, allowances for credit losses exceeded impaired loans by $186 million as against $154 million as at October 31, 2003 and $172 million as at July 31, 2003. Since the start of fiscal 2004, impaired loans have declined $37 million for Corporate Banking, $13 million for Real Estate and $14 million for consumer and small business loans, whereas they have increased $20 million for Commercial.

The ratio of gross private impaired loans to total tangible capital and allowances was excellent at 12.4% as at July 31, 2004 versus 13.0% as at October 31, 2003 and 13.2% as at July 31, 2003.

Market Risk – Trading Activities

The VaR (Value-at-Risk) method is one of the main tools used in managing trading-related market risk. The VaR measure is based on a 99% confidence level and uses two years of historical data for its computation. Market risk management is described in more detail on page 59 of the 2003 Annual Report.

The following table entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, commodities and equity price.

Balance Sheet

As at July 31, 2004, the Bank's total assets stood at $83.7 billion, compared to $82.4 billion as at October 31, 2003. Loans and acceptances rose $2.5 billion, while cash resources, securities and securities purchased under reverse repurchase agreements declined $1.3 billion. The table below presents the main portfolios.

Average monthly volumes (millions of dollars)	**July 2004**	**October 2003**
Loans and acceptances*		
Residential mortgages	19,228	18,105
Consumer loans	6,118	5,193
Credit card receivables	1,609	1,525
Business loans	17,671	18,143
	44,626	**42,966**
Deposits		
Personal (balance)	23,888	23,512
Off-balance sheet personal savings (balance)	56,283	51,525
Business	10,825	10,533

* including securitized assets

Trading Activities [1]
(millions of dollars)

Global VaR by risk category	For the quarter ended July 31, 2004				For the quarter ended April 30, 2004			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(4.8)	(6.5)	(4.3)	(2.2)	(5.9)	(7.2)	(4.4)	(2.9)
Foreign exchange	(0.9)	(3.2)	(1.4)	(0.2)	(1.3)	(2.4)	(1.2)	(0.5)
Equity	(4.8)	(5.6)	(3.1)	(1.1)	(2.3)	(3.3)	(2.1)	(1.6)
Commodities	(0.9)	(1.0)	(0.7)	(0.6)	(0.5)	(0.5)	(0.4)	(0.3)
Correlation effect [2]	4.0	8.7	4.5	1.4	4.5	7.0	3.9	2.2
Global VaR	**(7.4)**	**(7.6)**	**(5.0)**	**(2.7)**	**(5.5)**	**(6.4)**	**(4.2)**	**(3.1)**

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.
(2) The correlation effect is the result of the diversification of types of risk.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

As at July 31, 2004, residential mortgages were up $1.1 billion or 6% from October 31, 2003 to $19.2 billion. Consumer loans, which stood at $6.1 billion, have risen close to 18% since the beginning of fiscal 2004. Excluding indirect loans, this strong growth, which was mainly due to partnership volumes, would have been 21%. Credit card receivables have increased 5.5% since the beginning of the fiscal year to $1.6 billion as at July 31, 2004. Business loans and acceptances totalled $17.7 billion as against $18.1 billion at the end of fiscal 2003. Corporate loans were down $600 million, while small business loans and acceptances posted an increase of close to $200 million or 1%.

Personal deposits have grown by approximately $400 million or 1.6% since October 31, 2003 to $23.9 billion. As at July 31, 2004, off-balance sheet savings administered by the Bank totalled $56.3 billion, for an increase of $4.8 billion or 9% since the end of fiscal 2003. More than half of the increase was attributable to savings administered by brokerage subsidiaries. Of the remainder, $1.1 billion stemmed from mutual funds which posted a 14% increase. Lastly, the savings products administered by National Bank Trust have risen $700 million or 37% since the beginning of fiscal 2004.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 9.5% and 13.0% respectively, as at July 31, 2004 compared to 9.6% and 13.4% as at October 31, 2003. Since the beginning of the 2004 fiscal year, net income, net of dividends, have been offset by the repurchase of common shares.

Dividends

At its meeting on August 26, 2004, the Board of Directors declared regular dividends on the various classes and series of preferred shares, and a dividend of 38 cents per common share, payable on November 1, 2004 to shareholders of record on September 23, 2004.

Highlights

(unaudited)	Quarter ended July 31 2004	2003	% Change	Nine months ended July 31 2004	2003	% Change
Operating results (millions of dollars)						
Total revenues	**$858**	$851	1	**$2,655**	$2,459	8
Net income	**167**	162	3	**533**	466	14
Return on common shareholders' equity	**17.2 %**	17.3 %		**18.4 %**	16.6 %	
Per common share						
Earnings per share - basic	**$0.95**	$0.89	7	**$2.99**	$2.50	20
Dividends paid	**0.38**	0.28	36	**1.04**	0.80	30
Book value				**22.30**	20.77	7
Stock trading range						
High	**45.50**	37.41		**47.93**	37.41	
Low	**42.72**	34.55		**40.17**	29.95	
Close	**44.76**	35.38		**44.76**	35.38	

Financial position (millions of dollars)	July 31 2004	October 31 2003	
Total assets	**$83,704**	$82,423	2
Loans and acceptances	**44,293**	41,806	6
Deposits	**54,265**	51,463	5
Subordinated debentures and shareholders' equity	**5,596**	5,613	-
Capital ratios - BIS			
Tier 1	**9.5 %**	9.6 %	
Total	**13.0 %**	13.4 %	
Impaired loans, net of specific and general allowances	**(186)**	(154)	
as a % of loans and acceptances	**(0.4)%**	(0.4)%	
Assets under administration/management	**173,116**	155,348	
Total personal savings	**80,171**	75,037	
Interest coverage	**11.50**	10.22	
Asset coverage	**3.32**	3.19	
Other information			
Number of employees	**16,673**	16,935	(2)
Number of branches in Canada	**472**	477	(1)
Number of banking machines	**767**	817	(6)

Consolidated Statement of Income

(unaudited) (millions of dollars except per share amounts)	Quarter ended July 31 2004	 April 30 2004	 July 31 2003	Nine months ended July 31 2004	 July 31 2003
Interest income and dividends					
Loans	**472**	460	483	**1,421**	1,448
Securities	**152**	143	125	**433**	401
Deposits with financial institutions	**28**	28	31	**89**	100
	652	631	639	**1,943**	1,949
Interest expense					
Deposits	**173**	186	291	**606**	783
Subordinated debentures	**25**	25	26	**75**	79
Other	**64**	92	17	**266**	84
	262	303	334	**947**	946
Net interest income	**390**	328	305	**996**	1,003
Other income					
Financial market fees	**152**	178	138	**494**	394
Deposit and payment service charges	**50**	51	48	**150**	142
Trading revenues	**2**	49	117	**211**	199
Gains (losses) on investment account securities, net	**12**	35	(7)	**40**	-
Card service revenues	**13**	12	15	**37**	37
Lending fees	**53**	51	50	**180**	149
Acceptances, letters of credit and guarantee	**17**	16	17	**49**	51
Securitization revenues	**45**	43	51	**139**	149
Foreign exchange revenues	**18**	18	16	**55**	51
Trust services and mutual funds	**62**	62	52	**181**	157
Other	**44**	41	49	**123**	127
	468	556	546	**1,659**	1,456
Total revenues	**858**	884	851	**2,655**	2,459
Provision for credit losses	**31**	19	45	**94**	127
	827	865	806	**2,561**	2,332
Operating expenses					
Salaries and staff benefits	**325**	347	325	**1,017**	934
Occupancy	**46**	48	49	**140**	144
Computers and equipment	**81**	84	72	**238**	231
Communications	**19**	20	19	**58**	60
Professional fees	**42**	32	30	**98**	81
Other	**73**	71	62	**216**	184
	586	602	557	**1,767**	1,634
Income before income taxes and non-controlling interest	**241**	263	249	**794**	698
Income taxes	**68**	76	80	**241**	211
	173	187	169	**553**	487
Non-controlling interest	**6**	7	7	**20**	21
Net income	**167**	180	162	**533**	466
Dividends on preferred shares	**6**	6	6	**18**	19
Net income available to common shareholders	**161**	174	156	**515**	447
Number of common shares outstanding (thousands)					
Average - basic	**169,332**	172,023	175,363	**172,008**	178,818
Average - diluted	**171,634**	174,520	177,038	**174,386**	180,209
End of period				**168,058**	174,507
Earnings per common share					
Basic	**0.95**	1.01	0.89	**2.99**	2.50
Diluted	**0.94**	1.00	0.88	**2.96**	2.48
Dividends per common share	**0.38**	0.33	0.28	**1.04**	0.80

Consolidated Balance Sheet

(unaudited) (millions of dollars)	July 31 2004	April 30 2004	October 31 2003	July 31 2003
ASSETS				
Cash resources				
Cash and deposits with Bank of Canada	**226**	198	222	244
Deposits with financial institutions	**6,426**	8,398	6,734	6,352
	6,652	8,596	6,956	6,596
Securities				
Investment account	**5,857**	5,825	6,998	6,879
Trading account	**18,766**	18,339	19,151	14,632
Loan substitutes	**18**	20	30	63
	24,641	24,184	26,179	21,574
Securities purchased under reverse repurchase agreements	**4,451**	4,234	3,955	3,595
Loans				
Residential mortgage	**15,170**	14,489	13,976	13,784
Personal and credit card	**7,146**	6,862	6,101	6,012
Business and government	**19,561**	19,324	19,025	19,857
Allowance for credit losses	**(622)**	(614)	(630)	(642)
	41,255	40,061	38,472	39,011
Other				
Customers' liability under acceptances	**3,038**	3,165	3,334	3,344
Assets held for disposal	**–**	–	–	19
Premises and equipment	**272**	268	263	245
Goodwill	**662**	662	660	660
Intangible assets	**181**	181	183	183
Other assets	**2,552**	2,371	2,421	3,167
	6,705	6,647	6,861	7,618
	83,704	83,722	82,423	78,394
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Personal	**23,888**	24,048	23,512	23,501
Business and government	**23,847**	23,172	22,700	23,173
Deposit-taking institutions	**6,530**	6,644	5,251	4,908
	54,265	53,864	51,463	51,582
Other				
Acceptances	**3,038**	3,165	3,334	3,344
Obligations related to securities sold short	**9,140**	9,481	8,457	6,227
Obligations related to securities sold under repurchase agreements	**7,233**	6,208	8,674	6,182
Other liabilities	**4,030**	5,001	4,484	5,092
	23,441	23,855	24,949	20,845
Subordinated debentures	**1,474**	1,488	1,516	1,543
Non-controlling interest	**402**	416	398	424
Shareholders' equity				
Preferred shares	**375**	375	375	375
Common shares	**1,544**	1,556	1,583	1,580
Contributed surplus	**6**	4	2	2
Unrealized foreign currency translation adjustment	**–**	2	6	14
Retained earnings	**2,197**	2,162	2,131	2,029
	4,122	4,099	4,097	4,000
	83,704	83,722	82,423	78,394

Consolidated Statement of Cash Flows

(unaudited) (millions of dollars)	Quarter ended July 31		Nine months ended July 31	
	2004	2003	2004	2003
Cash flows from operating activities				
Net income	**167**	162	**533**	466
Adjustments for:				
Provision for credit losses	**31**	45	**94**	127
Amortization of premises and equipment	**12**	12	**36**	36
Future income taxes	**(1)**	1	**(1)**	2
Translation adjustment on foreign currency subordinated debentures	**(14)**	(10)	**3**	(49)
Losses (gains) on sales of investment account securities, net	**(12)**	7	**(40)**	-
Gains on asset securitization	**(18)**	(24)	**(53)**	(57)
Stock option expense	**2**	2	**4**	2
Change in interest payable	**(8)**	19	**(2)**	16
Change in interest receivable	**46**	10	**226**	15
Change in income taxes payable	**9**	51	**(144)**	136
Change in unrealized losses (gains) and net amounts payable on derivative contracts	**(137)**	(2)	**(291)**	299
Change in trading account securities	**(427)**	(408)	**385**	(1,453)
Excess of contributions over expense for employee pension plans	**-**	-	**(20)**	(77)
Change in other items	**(1,054)**	(1,226)	**(284)**	252
	(1,404)	(1,361)	**446**	(285)
Cash flows from financing activities				
Change in deposits	**401**	1,253	**2,802**	(108)
Maturity of subordinated debentures	**-**	-	**(45)**	-
Issuance of common shares	**4**	12	**32**	23
Issuance of preferred shares	**-**	-	**-**	200
Repurchase of common shares for cancellation	**(78)**	(58)	**(342)**	(298)
Redemption of preferred shares for cancellation	**-**	(125)	**-**	(125)
Dividends paid on common shares	**(65)**	(47)	**(179)**	(138)
Dividends paid on preferred shares	**(6)**	(8)	**(17)**	(18)
Change in obligations related to securities sold short	**(341)**	(104)	**683**	685
Change in obligations related to securities sold under repurchase agreements	**1,025**	1,824	**(1,441)**	1,766
Change in other items	**(2)**	(1)	**(6)**	(7)
	938	2,746	**1,487**	1,980
Cash flows from investing activities				
Change in loans	**(1,741)**	(823)	**(4,113)**	(1,654)
Proceeds from securitization of assets	**516**	405	**1,236**	962
Purchases of investment account securities	**(3,458)**	(3,406)	**(8,339)**	(14,877)
Sales of investment account securities	**3,438**	3,644	**9,520**	14,861
Change in securities purchased under reverse repurchase agreements	**(217)**	(176)	**(496)**	(1,229)
Net acquisition of premises and equipment	**(16)**	(16)	**(45)**	(26)
	(1,478)	(372)	**(2,237)**	(1,963)
Increase (decrease) in cash and cash equivalents	**(1,944)**	1,013	**(304)**	(268)
Cash and cash equivalents at beginning	**8,596**	5,583	**6,956**	6,864
Cash and cash equivalents at end	**6,652**	6,596	**6,652**	6,596
Cash and cash equivalents				
Cash and deposits with Bank of Canada	**226**	244	**226**	244
Deposits with financial institutions	**6,426**	6,352	**6,426**	6,352
Total	**6,652**	6,596	**6,652**	6,596
Interest and dividends paid	**341**	370	**1,146**	1,088
Income taxes paid	**73**	36	**383**	114

Consolidated Statement of Changes in Shareholders' Equity

(unaudited)
(millions of dollars)

	Nine months ended July 31	
	2004	2003
Preferred shares at beginning	375	300
Issuance of preferred shares, Series 15	-	200
Redemption of preferred shares, Series 12 for cancellation	-	(125)
Preferred shares at end	375	375
Common shares at beginning	1,583	1,639
Issuance of common shares	32	23
Repurchase of common shares for cancellation (Note 7)	(71)	(82)
Common shares at end	1,544	1,580
Contributed surplus at beginning	2	-
Stock option expense	4	2
Contributed surplus at end	6	2
Unrealized foreign currency translation adjustment at beginning	6	17
Foreign exchange gains (losses) on activities		
where the functional currency is other than the Canadian dollar	(9)	37
Income taxes related to foreign exchange gains and losses	3	(40)
Unrealized foreign currency translation adjustment at end	-	14
Retained earnings at beginning	2,131	1,945
Net income	533	466
Dividends		
Preferred shares	(17)	(19)
Common shares	(179)	(143)
Income taxes related to dividends on preferred shares, Series 12, 13 and 15	-	(1)
Premium paid on common shares repurchased for cancellation (Note 7)	(271)	(216)
Share issuance expenses, net of income taxes	-	(3)
Retained earnings at end	2,197	2,029
Shareholders' equity	4,122	4,000

Notes to the Consolidated Financial Statements
(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2003. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2004.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2003, except for the new standards described in Note 2.

2. Recent Standards Adopted

Generally Accepted Accounting Principles

On November 1, 2003, the Bank adopted the requirements of Section 1100 of the Canadian Institute of Chartered Accountants (CICA) Handbook, "Generally Accepted Accounting Principles". This Section establishes standards for financial reporting in accordance with generally accepted accounting principles (GAAP) and identifies other sources to be consulted in selecting accounting policies and disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The application of this standard eliminates certain practices that could have been used within a particular industry. The only material impact on the results of the Bank is that mortgage loan prepayment fees will no longer be amortized. Since November 1, 2003, these fees have been recognized in the Consolidated Statement of Income under "Lending fees" when earned. Prior to November 1, 2003, mortgage loan prepayment fees were recorded and amortized to interest income over the term of the loan. In accordance with the guidance in Section 1100, the unamortized balance of mortgage loan prepayment fees, which amounted to $25 million as at October 31, 2003 ($16 million net of income taxes), was recorded in the first quarter of 2004 in the Consolidated Statement of Income under "Lending fees". In addition, following the adoption of Section 1100, the current basis of presentation using the net balance of certain amounts receivable and payable on outstanding transactions, including cheques and other items in transit, could be replaced by a presentation based on gross balance. The Bank is continuing to assess the impact of Section 1100 on the consolidated financial statements.

Hedging relationships

On November 1, 2003, the Bank adopted CICA Accounting Guideline No.13, "Hedging Relationships" (AcG-13). This Guideline identifies the circumstances in which hedge accounting is appropriate and discusses the identification, designation, documentation and effectiveness of hedging relationships and the discontinuance of hedge accounting, but does not cover hedge accounting techniques. Monetary or derivative financial instruments used in risk management qualifying for hedge accounting are recorded using the hedge accounting methodology described in Note 1 of the 2003 Annual Report.

When a hedging relationship ceases to be effective, hedge accounting will be discontinued prospectively and the financial instrument will be carried at fair value on the Consolidated Balance Sheet as of the date hedge accounting was discontinued. Any subsequent changes in fair value will be recognized in "Other income", in conformity with EIC-128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments". Should the financial instrument once again qualify as a hedging relationship, then hedge accounting will take effect again on the new date of designation.

Financial instruments that do not qualify for hedge accounting under AcG-13 are carried at fair value on the Consolidated Balance Sheet as at November 1, 2003. The resulting $16 million transitional gain is deferred and recognized in income over the remaining term of the financial instruments.

Impairment of long-lived assets

Effective November 1, 2003, the Bank adopted the recommendations of CICA standard "Impairment of Long-Lived Assets", which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard stipulates that an impairment loss should be recognized when the carrying value of a long-lived asset intended for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is to be measured as the excess of the carrying value of the asset over its fair value. The adoption of this standard had no impact on the consolidated financial statements for the nine months ended July 31, 2004.

Notes to the Consolidated Financial Statements (cont.)
(unaudited) (millions of dollars)

Equity-linked deposit contracts

On November 1, 2003, the Bank adopted CICA Accounting Guideline No. 17, "Equity-Linked Deposit Contracts". Under this Guideline, the Bank may record at fair value certain deposit obligations for which the obligation varies according to the return on equities or an equity index and which entitle investors, after a specified period of time, to receive the higher of a stated percentage of their principal investment and a variable amount based on the return on equities or an equity index. Any subsequent changes in fair value are recognized in the Consolidated Statement of Income as they arise.

The adoption of this Guideline did not have a material impact on the consolidated financial statements for the nine months ended July 31, 2004.

3. Recent Accounting Standards Pending Adoption

Variable interest entities

In March 2004, the CICA issued a draft Guideline of proposed changes to Accounting Guideline No. 15, "Consolidation of Variable Interest Entities". This Guideline is harmonized with the corresponding U.S. standard revised in December 2003 and includes guidance on determining the primary beneficiary of variable interest entities and the beneficiary that will therefore have to consolidate them.

The Guideline will apply to all periods beginning on or after November 1, 2004. The Bank is currently evaluating the impact of this new Guideline.

Investment companies

In January 2004, the CICA issued Accounting Guideline No. 18, "Investment Companies." Under this Guideline, investment companies would be required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value.

The provisions of the Guideline will apply to the Bank as of November 1, 2004. They may be applied prospectively or retroactively. The Bank is currently examining the impact of this new Guideline.

Notes to the Consolidated Financial Statements (cont.)
(unaudited) (millions of dollars)

4. Loans and Impaired Loans

		Impaired loans			
	Gross amount	Gross	Specific allowances	Country risk allowance	Net
July 31, 2004					
Residential mortgage	**15,170**	**4**	**2**	**–**	**2**
Personal and credit card	**7,146**	**29**	**16**	**–**	**13**
Business and government	**19,561**	**403**	**219**	**–**	**184**
	41,877	**436**	**237**	**–**	**199**
General allowance [1]					**(385)**
Impaired loans, net of specific and general allowances					**(186)**
October 31, 2003					
Residential mortgage	13,976	7	3	–	4
Personal and credit card	6,101	33	17	–	16
Business and government	19,025	436	186	19	231
	39,102	476	206	19	251
General allowance [1]					(405)
Impaired loans, net of specific and general allowances					(154)

As at July 31, 2004, foreclosed assets held for sale amounted to $1 million net ($6 million as at October 31, 2003) and foreclosed assets held for use, $1 million ($4 million as at October 31, 2003).

(1) The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

5. Allowances for Credit Losses

	Specific allowances	Allocated general allowance	Unallocated general allowance	Country risk allowance	Nine months ended July 31 **2004**	2003
Allowances at beginning	206	300	105	19	**630**	662
Provision for credit losses	114	(34)	14	–	**94**	127
Write-offs	(130)	–	–	(19)	**(149)**	(185)
Recoveries	47	–	–	–	**47**	38
Allowances at end	237	266	119	–	**622**	642

Notes to the Consolidated Financial Statements (cont.)
(unaudited) (millions of dollars)

6. Pension and Other Employee Future Benefits

	Quarter ended			Nine months ended	
	July 31 2004	April 30 2004	July 31 2003	**July 31 2004**	July 31 2003
Pension benefit expense	**11**	11	8	**33**	24
Other employee future benefits expense	**2**	2	1	**6**	4

7. Capital Stock

Issued and fully paid as at July 31, 2004

First preferred shares		
7,000,000	shares, Series 13	175
8,000,000	shares, Series 15	200
		375
168,058,272	common shares	1,544
		1,919
6,452,835	stock options outstanding	N/A

Repurchase of common shares

On December 8, 2003, the Bank started a normal course issuer bid for the repurchase of up to 8,700,000 common shares over a 12-month period ending no later than December 7, 2004. Repurchases were made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares were charged to retained earnings.

As at July 31, 2004, the Bank had completed the repurchase of 7,748,876 common shares at a cost of $342 million, which reduced common equity capital by $71 million and retained earnings by $271 million.

8. Securitization

CMHC-guaranteed mortgage loans

During the third quarter of 2004, the Bank securitized residential mortgage loans guaranteed by the CMHC totalling $516 million through the creation of mortgage-backed securities. The Bank sold all these securities. The Bank received cash proceeds totalling $514 million and retained the rights to future excess interest in the amount of $13 million. The Bank also recorded a servicing liability of $3 million. A pre-tax gain of $8 million, net of transaction fees of $1 million, was recognized in the Consolidated Statement of Income under "Securitization revenues".

9. Guarantees, Commitments and Contingent Liabilities

As at July 31, 2004, there were no significant changes with respect to the guarantees issued by the Bank as defined in Accounting Guideline No.14, "Disclosure of Guarantees" and presented in Note 18 to the Consolidated Financial Statements for the year ended October 31, 2003, except for the addition of the following guarantee:

Backstop liquidity facilities – multiseller conduit

The Bank administers a multiseller conduit that buys various financial assets from clients and finances these purchases by issuing asset-backed commercial paper. The Bank provides backstop liquidity facilities for commercial paper to the multiseller conduit. These backstop liquidity facilities may only be drawn upon if, after a market disruption, the conduit was unable to access the commercial paper market. These guarantees have a duration of less than one year and are renewable periodically. The terms of the backstop liquidity facilities do not require the Bank to advance money to the conduit in the event of a bankruptcy or to fund non-performing or defaulted assets. None of the backstop liquidity facilities provided by the Bank have been drawn upon to date. As at July 31, 2004, the maximum potential future payments that the Bank may be required to make under these backstop liquidity facilities was $909 million. No amount has been accrued in the Consolidated Balance Sheet with respect to these backstop liquidity facilities.

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

10. Segment Disclosures

Quarter ended July 31

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net interest income (1)	324	315	24	22	98	15	(56)	(47)	390	305
Other income (1)	167	165	148	144	127	217	26	20	468	546
Total revenues	491	480	172	166	225	232	(30)	(27)	858	851
Operating expenses	311	296	135	132	127	129	13	–	586	557
Contribution	180	184	37	34	98	103	(43)	(27)	272	294
Provision for credit losses	32	35	–	–	12	21	(13)	(11)	31	45
Income before income taxes and non-controlling interest	148	149	37	34	86	82	(30)	(16)	241	249
Income taxes (1)	53	57	13	11	32	29	(30)	(17)	68	80
Non-controlling interest	–	–	1	1	–	–	5	6	6	7
Net income (net loss)	95	92	23	22	54	53	(5)	(5)	167	162
Average assets	40,966	38,716	673	672	42,966	38,226	(4,481)	(5,340)	80,124	72,274

Nine months ended July 31

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net interest income (2)	963	927	69	67	146	156	(182)	(147)	996	1,003
Other income (2)	487	467	494	417	595	501	83	71	1,659	1,456
Total revenues	1,450	1,394	563	484	741	657	(99)	(76)	2,655	2,459
Operating expenses	900	858	437	388	395	374	35	14	1,767	1,634
Contribution	550	536	126	96	346	283	(134)	(90)	888	825
Provision for credit losses	97	115	–	–	53	44	(56)	(32)	94	127
Income before income taxes and non-controlling interest	453	421	126	96	293	239	(78)	(58)	794	698
Income taxes (2)	162	156	43	33	108	85	(72)	(63)	241	211
Non-controlling interest	–	–	3	3	–	–	17	18	20	21
Net income (net loss)	291	265	80	60	185	154	(23)	(13)	533	466
Average assets	40,179	38,537	666	667	43,054	37,313	(5,190)	(5,607)	78,709	70,910

Personal and Commercial
This segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management
This segment comprises full-service retail brokerage, discount brokerage, mutual funds, trust services and portfolio management.

Financial Markets
This segment comprises corporate financing and lending, treasury operations, which include asset and liability management, and corporate brokerage.

Other
This heading comprises securitization operations, gains on the sale of operations, certain non-recurring items, discontinued operations and the unallocated portion of centralized service units.

(1) Taxable equivalent
The accounting policies are the same as those described in the Note on accounting policies (Note 1 in the 2003 Annual Report), with the exception of net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. For all of the operating segments, net interest income was grossed up by $15 million ($6 million in 2003) and other income by $13 million ($10 million in 2003). An equal amount was added to income taxes. The impact of these increases is reversed under the "Other" heading.

(2) For the nine months ended July 31, 2004, net interest income was grossed up by $45 million ($30 million in 2003) and other income by $24 million ($37 million in 2003). An equal amount was added to income taxes. The impact of these increases is reversed under the "Other" heading.

Bank News

Partnership between National Bank and Investissement Québec: In July 2004, the Bank and *Investissement Québec* signed a partnership agreement to offer export companies in Quebec a comprehensive solution to help them be more competitive abroad. The Bank will grant term loans to finance up to 100% of the cost of their equipment, machinery, technology, or other project-related expenses. In addition, a foreign exchange line to protect clients against rate fluctuations is also provided. The Bank and *Investissement Québec* are sharing the risk for the product. The Bank is the first financial institution to offer this comprehensive solution to export companies.

At the forefront of banking services for businesses: With the launch of its BusinessFlex Solutions inc., the Bank reiterated its commitment to offer business clients with commercial commitments totalling $250,000 or less a quality remote service, including several financing solutions, of which the centrepiece is the BusinessFlex Line of Credit. The Bank is counting on this new service to secure its leadership position with businesses in Quebec and develop markets outside Quebec.

Joint donation with NBF of $400,000 to the Toronto General and Western Hospital Foundation: National Bank and National Bank Financial donated $400,000 to the Toronto General and Western Hospital Foundation - University Health Network, which collects funds to support medical education and research.

National Bank honoured at the Octas Gala: The Bank's Electronic Payment Solutions Department, in partnership with CGI, took home the "Business Solutions - 201 + employees" award during the 18th Octas Gala, an event organized by the *Fédération de l'informatique du Québec*. The team won the award for its "Invest and Grow" project, designed to improve services to credit card holders and prevent fraud. This project, launched in 2002, required the development of new leading-edge technologies to improve the targeting of customers and personalize pricing based on the profile of the individual credit card holder.

Bursaries and Summer Employment Program for Students: In 2004, the Bank celebrated the 15th anniversary of its Bursaries and Summer Employment Program for Students with Physical and Sensory Disabilities by awarding bursaries to three college and university students. It also gave them summer jobs in order to provide them with work experience and sensitize employees. The Bank adapted its premises in order to accommodate the three students and facilitate their work within each team. The bursaries are now called the *Michel Houle Bursaries*, in honour of the Bank employee who was the driving force behind the program.

Sponsorship of the International de Bromont: For an eighth consecutive year, the Bank was the main sponsor of the *International de Bromont*, one of the largest equestrian events in North America. Held from June 23 to 27, 2004, this competition boasted more than 350 world-class equestrians from eight countries. The best equestrians at the World Cup were awarded a $60,000 purse by the Bank.

Launch of three MasterCard products: Recently, MasterCard launched three new credit cards: the *Jetsgo Gold MasterCard*, in cooperation with Jetsgo, a Canadian air carrier, and two new MasterCard cards designed exclusively for Canadian physicians and their families. These last two cards were launched as a result of a partnership agreement between the Bank and MD Management, a subsidiary of the Canadian Medical Association.

Donation of $250,000 to the Fondation du Centre hospitalier régional de Trois-Rivières: National Bank donated $250,000 to the main fundraising campaign of the *Fondation du Centre hospitalier régional de Trois Rivières*. The funds raised during the campaign will be used to buy new leading-edge medical equipment, fit up a new mothers-and-children centre and adapt the emergency services and intensive care unit.

Canadian Opportunities Fund approved for short selling: National Bank Securities announced that the Canadian Opportunities Fund can include short selling in its investment strategy. It is one of the rare funds in Canada to offer this privilege normally reserved for high net worth or institutional investors. This new investment strategy will come into effect in September 2004 after the required regulatory notice period.

Campaign for the Foundation for Research into Children's Diseases: For a ninth consecutive year, the Bank participated in the fundraising campaign for the Foundation for Research into Children's Diseases. Its branches in Quebec sold tickets for the Ovide duck race and picnic tablecloths. The Bank raised $253,700 for the Foundation, $65,700 more than last year.

The Bank supports the Montreal International Music Competition: The Bank supported, for a second consecutive year, the Montreal International Music Competition (the 2004 Piano Edition), contributing $150,000 over three years. This competition was presented by the *Jeunesses Musicales du Canada* in June 2004, in partnership with the *Orchestre symphonique de Montréal*.

Economic Commentary

Global growth reaches a 27-year high

The synchronized global recovery has picked up steam. If the future unfolds as expected, the global economy should expand at an average rate of 4.5% in 2004 and 2005, its best performance in 27 years. The U.S. is no longer the sole economic locomotive. With infrastructure needs fuelled by rapid industrialization, emerging nations such as India and, especially, China, are becoming engines of growth - a situation that is helping the Canadian economy as it adjusts to a stronger loonie.

Rising oil prices could very well derail the global economy. However, unlike the preceding oil shocks, the monetary policies of the main central banks – except in the U.K. and Australia, where the authorities are trying to cool down an overheated real estate market – are accommodating.

Fears have been expressed about the strength of economic growth in China, where, in the past, alternating phases of unbridled growth and deep slumps have been par for the course. We believe that this time the authorities will succeed in slowing economic expansion to a sustainable rate. Action has already been taken, even though current economic growth, while certainly strong, is not unrestrained.

South of the border, the year got off to a great start, with job creation reaching robust levels. Seeing that the economy no longer required the same stimulus, monetary authorities announced their intention to move, in measured steps, back to a more neutral monetary policy. We believe that the U.S. economy will grow by 4.6% in 2004. However, in the early months of the summer, some indicators lagged behind expectations. This slowdown may be only temporary. It is also necessary to factor in the risks associated with soaring oil prices and the geopolitical situation. Fortunately, the core rate of inflation has remained low, giving the Fed elbowroom to postpone the rate hikes if it has to.

The heavy current account deficit in the U.S. is still the main imbalance in the American economy. The deficit has shown no signs of improving - in spite of a 15% decline in the greenback, based on the trade-weighted real exchange rate. Also, after four months of being borne upward on expectations of higher interest rates, the U.S. dollar has resumed its slide.

Moreover, because of the stronger Japanese economy, the Bank of Japan no longer has the same need to buy U.S. financial securities to keep the yen from rising. Japan is undoubtedly among the main economies to benefit from the emergence of strong Chinese demand.

Not to be outdone, Canada has seen a sizeable advance in industrial prices since the end of 2003. Petroleum and coal product prices gained 23.8%, however energy prices were not the only driver. During the same period, prices rose for primary metals by 16.6%, wood products by 11.7%, basic chemicals by 10.3%, and pulp, paper and cardboard by 9.5%. The advance in industrial prices offset deteriorating manufacturing profit margins caused by the strengthening of the Canadian dollar in 2003.

Residential construction continued at a vigorous pace. In spite of the economic slowdown and the loss of many manufacturing jobs, the labour market performed solidly in 2003. In Canada, the employment-population ratio surpassed that of the U.S. for the first time in more than twenty years. Inflation has little momentum and should not be a concern for the Bank of Canada, which will consequently be able to take its time re-centring its monetary policy.

We believe that economic growth in Canada will be 3.0% in 2004. Unlike in 2003, we feel that the trade balance will contribute to economic growth. However, our businesses will be limited in their ability to benefit from the North American economic recovery by the rising loonie. It is for this reason that the anticipated rate of growth is modest compared to expectations regarding the U.S. economy.

High energy prices and strong demand from the Pacific Rim countries should enable Alberta and British Columbia to achieve economic growth in excess of the Canadian average. Quebec and Ontario, for their part, will likely have to settle for a performance that is average.

For a more detailed analysis and up-to-date information on the state of the global and local economy, we invite you to consult the following National Bank economic publications:

Economic and Financial Outlook: A complete survey of the economic outlook in North America and abroad, the provincial economies, and financial markets and sectors. Published twice a year.

Monthly Economic Monitor: An overview of recent economic developments in Canada, the United States and around the world, with an update of our economic forecast.

Economic Weekly: A weekly analysis of current economic issues along with the latest figures for selected indicators of foreign, North American and provincial economies, and commodity prices.

These publications are available on the Bank's website at **www.nbc.ca** in the menu on the right-hand side of the screen under Economic Analysis.

National Bank of Canada
Information for Shareholders and Investors

Investor Relations

Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-0296
Fax: (514) 394-6196
E-mail: **investorrelations@nbc.ca**
Website: **www.nbc.ca/investorrelations**

Public Relations

600 de La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-8644
Fax: (514) 394-6258

Website: **www.nbc.ca**
General information: **telnat@nbc.ca**

Quarterly report publication dates for fiscal 2003-2004

First quarter	February 26, 2004
Second quarter	May 27, 2004
Third quarter	August 26, 2004
Fourth quarter	December 2, 2004

DISCLOSURE OF 3rd QUARTER 2004 RESULTS

Conference Call:

- A conference call for analysts and institutional investors will be held on **August 26, 2004 at 1:30 p.m. EDT**
- Access by telephone is **1-800-387-6216** or **(416) 405-9328**
- A recording of the conference call can be heard until September 2, 2004 by calling **1-800-408-3053** or **(416) 695-5800**. The access code is **3084056**.

Webcast:

- The conference call will be webcast live at **www.nbc.ca/investorrelations.**
- A recording of the webcast will also be available on the Internet after the call.

Financial documents:

- The quarterly financial statements are available at all times on the National Bank's website at **www.nbc.ca/investorrelations.**
- The Report to Shareholders, supplementary financial information and a slide presentation will be available on the Investor Relations page of the National Bank's website shortly before the start of the conference call.

Transfer agent and registrar

For information about stock transfers, address changes, dividends, lost stock certificates, tax forms and estate transfers, shareholders are requested to contact the Transfer Agent, National Bank Trust Inc., at the address and telephone numbers below.

National Bank Trust Inc.
Share Ownership Management
1100 University, 9th Floor
Montreal, Quebec H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442
E-mail: **clientele@tbn.bnc.ca**

Direct deposit service for dividends

Shareholders may have their dividend payments deposited directly via electronic funds transfer to an account at any financial institution that is a member of the Canadian Payments Association. To do so, simply contact the Transfer Agent, National Bank Trust Inc., in writing.

Dividend Reinvestment Plan

National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in shares without paying any commissions or administration fees. Participants may reinvest all cash dividends paid on their shares held or make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter, to purchase shares. For more information, please contact the Registrar, National Bank Trust Inc., at 1-800-341-1419 or (514) 871-7171.

NATIONAL
BANK
OF CANADA

Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

www.nbc.ca/investorrelations

File No. 82-3764

NATIONAL
BANK
OF CANADA

**FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS
DURING TRANSITION PERIOD**

I, ***MICHEL LABONTÉ***, Senior Vice-President Finance, Technology and Corporate Affairs of National Bank of Canada, certify that :

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***NATIONAL BANK OF CANADA*** (the issuer) for the interim period ending ***July 31, 2004*** ;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings ; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

August 23, 2004

(signed) Michel Labonté

Michel Labonté
Senior Vice-President Finance, Technology and Corporate Affairs
National Bank of Canada

File No. 82-3764

NATIONAL BANK OF CANADA

FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ***RÉAL RAYMOND***, President and Chief Executive Officer of National Bank of Canada, certify that :

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers'Annual and Interim Filings*) of ***NATIONAL BANK OF CANADA*** (the issuer) for the interim period ending ***July 31, 2004*** ;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings ; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

August 23, 2004

(signed) Réal Raymond

Réal Raymond
President and Chief Executive Officer
National Bank of Canada

File No. 82-3764

RECEIVED
2004 SEP -8 A 10:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NATIONAL BANK TRUST

August 27, 2004

SUBJECT : NATIONAL BANK OF CANADA

To Whom it may concern,

As defined in the National Instrument 54-102, we hereby confirm that on **August 26, 2004** we have sent a copy of the "Quarterly Report to shareholders – **Third Quarter ended July 31, 2004**", to all registered holders of the Supplementary Mailing List of the above-noted Company.

We trust the above is to your entire satisfaction.

Yours truly,

SHARE OWNERSHIP MANAGEMENT

Per : (signed) Danielle Sabourin
Authorized Officer

900-1100 rue University
Montréal (Québec)
H3B 2G7